EXHIBIT 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

DATED OCTOBER 1, 2013

BETWEEN

SONY ELECTRONICS INC.

AND

BALLANTYNE STRONG, INC.

i

Article 3. REPRESENTATIONS AND WARRANTIES OF PURCHASER		18

3.1	Organization and Standing	18
3.2	Authority, Validity of Contemplated Transactions.	18
3.3	Brokers and Finders	18
3.4	Projections	19
3.5	Investment Purposes	19
3.6	No Other Representations or Warranties	19

Article 4. COVENANTS AND ADDITIONAL AGREEMENTS OF SELLER AND PURCHASER		19

4.1	Purchased Companies Cash Free/Debt Free	19
4.2	Right of Access	20
4.3	Confidentiality.	20
4.4	Public Announcements	21
4.5	Termination of Rights to Name and Marks	21
4.6	Employee Matters.	22
4.7	Tax Matters.	23
4.8	Non-Solicitation; Non-Compete.	26
4.9	Efforts to Cause Consummation of Transactions	28
4.10	SEC Filings	28
4.11	Officers and Directors Liability.	28
4.12	Control of Litigation	29
4.13	Excluded Inventory and Receivable	29
4.14	FCC Termination	29
4.15	NOC Subcontracts	29
4.16	Consents	29
4.17	Intercompany Debt	29

Article 5. SELLER’S CLOSING DELIVERABLES		30

5.1	Delivery of Purchased Shares	30
5.2	Consents and Approvals	30
5.3	Delivery of Documents	30
5.4	Resignations	30
5.5	FIRPTA Certificate	30
5.6	Secretary’s Certificates	30
5.7	Good Standing	30
5.8	Indebtedness	30
5.9	Intellectual Property Assignment Agreement	30
5.10	Transition Services Agreement	30
5.11	Sony to Ballantyne NOC SOW	31
5.12	National Amusement Subcontracts	31
5.13	Digital Signage Service Agreements	31
5.14	Amendment	31

Article 6. PURCHASER’S CLOSING DELIVERABLES		31

6.1	Payment of the Purchase Price	31
6.2	Consents and Approvals	31
6.3	Transition Services Agreement	31
6.4	Sony to Ballantyne NOC SOW	31
6.5	National Amusement Subcontracts	31
6.6	Amendment	31

Article 7. SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND INDEMNIFICATION		31

7.1	Expiration of Representations and Warranties	31
7.2	Indemnification.	32
7.3	Indemnification Procedure.	34
7.4	Subrogation Rights	36
7.5	Indemnification Payments	36
7.6	Limitation of Loss; Sole and Exclusive Remedy	36
7.7	Tax Consequences of Indemnification Payments	36
7.8	Mitigation	36
7.9	Pass-Through Indemnification	37

Article 8. DEFINITIONS		37

Article 9. MISCELLANEOUS		47

9.1	Notices	47
9.2	Entire Agreement	48
9.3	Modifications, Amendments and Waivers.	48
9.4	Successors and Assigns	48
9.5	Table of Contents; Captions; References	49
9.6	Governing Law	49
9.7	Pronouns	49
9.8	Expenses	49
9.9	No Third Party Beneficiaries	49
9.10	Severability	49
9.11	Counterparts	49
9.12	Interpretations	49
9.13	Dispute Resolution.	50
9.14	Specific Performance	51

EXHIBITS

Exhibit A     --     Intellectual Property Assignment Agreement

Exhibit B     --     Transition Services Agreement

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made this 1st day of October, 2013, by and between Sony Electronics Inc., a Delaware corporation (“Seller”), and Ballantyne Strong, Inc., a Delaware corporation (“Purchaser”) (each a “Party” and collectively, the “Parties”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Article 8 of this Agreement.

R E C I T A L S

WHEREAS, Seller owns all of the issued and outstanding shares of capital stock (the “Purchased Shares”) of Convergent Corporation, a Georgia corporation (the “Company”);

WHEREAS, the Purchased Shares evidence all of the equity interests in the Company;

WHEREAS, Convergent Media Systems Corporation, a Georgia corporation (“CMS”), is a wholly owned subsidiary of the Company and will thus be indirectly acquired by Purchaser through the purchase of the Purchased Shares pursuant to this Agreement; and

WHEREAS, the Parties hereto desire to enter into this Agreement pursuant to which Purchaser will acquire the Purchased Shares from Seller upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants contained herein, the Parties hereto agree as follows:

Article 1.
PURCHASE AND SALE OF PURCHASED SHARES

1.1     Agreement to Sell and Purchase Purchased Shares. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Purchaser, free and clear of all Liens, and Purchaser shall purchase and acquire from Seller, the Purchased Shares. At the Closing, Seller shall deliver to Purchaser certificate(s) representing the Purchased Shares, together with accompanying stock powers or instruments of assignment, duly endorsed in blank for the transfer of the Purchased Shares to Purchaser.

1.2     Payment of Purchase Price. Purchaser agrees to pay the Seller for the Purchased Shares the sum of (a) Sixteen Million U.S. dollars ($16,000,000), plus (b) the Canadian Company Cash (as adjusted pursuant to Section 1.3, if applicable, the “Purchase Price”). At the Closing, Purchaser shall pay the Purchase Price by wire transfer of immediately available funds payable in U.S. dollars, to an account designated by Seller; provided, however, in determining the amount of U.S. dollars to pay on account of the Canadian Company Cash, Purchaser shall use the spot exchange rate listed in the Wall Street Journal on the Business Day immediately preceding the Closing Date.

1.3     Working Capital Adjustment; Dispute Resolution.

(a)     No later than one (1) Business Day prior to the Closing Date, Seller has prepared and delivered to Purchaser its estimate of the Working Capital as of the Closing Date (the “Estimated Working Capital”). The Purchase Price payable at Closing shall be adjusted as follows:

(i)     In the event that the Estimated Working Capital is greater than $4,800,000 (the “Working Capital Target”), then the Purchase Price payable at Closing by Purchaser shall be increased by the amount by which the Estimated Working Capital exceeds the Working Capital Target (the “Estimated Working Capital Excess”); and

(ii)     In the event that the Estimated Working Capital equals the Working Capital Target, then there shall be no adjustment to the Purchase Price payable at Closing by Purchaser; and

(iii)     In the event that the Estimated Working Capital is less than the Working Capital Target, then the Purchase Price payable at Closing by Purchaser shall be reduced by the amount by which the Working Capital Target exceeds the Estimated Working Capital (the “Estimated Working Capital Shortfall”).

(b)     Representatives of Seller and Purchaser will jointly perform, within four (4) days of the Closing Date (before or after), a physical count of the inventory located in the Purchased Companies’ Lawrenceville, Georgia facility and mutually agree on the total quantity of such inventory as of the Closing Date.  Within sixty (60) days after the Closing Date, Purchaser will cause to be prepared and delivered to Seller a statement in accordance with GAAP and the Purchased Companies’ historical practices, which shall set forth its calculation of the Final Working Capital, including the amount thereof (the “Working Capital Statement”), together with reasonably detailed supporting information, including, without limitation all documentation relating to the count of inventory for inventory not located in the Lawrenceville, Georgia facility.  For purposes of preparing the Working Capital Statement and determination of the amount of the Final Working Capital, in the event of any conflict between GAAP and the provisions of this Agreement, the provisions of this Agreement shall control.

(c)     Seller shall have thirty (30) days from the date of its receipt of the Working Capital Statement to review the Working Capital Statement as to the calculation and amount of the Final Working Capital reflected thereon. Purchaser shall provide to Seller and its accountants and representatives reasonable access to all work papers, documentation and data prepared or used by Purchaser or its representatives in connection with preparation of the Working Capital Statement. Prior to the expiration of such thirty (30) day review period Seller will give to Purchaser written notice of any objections of Seller to the Working Capital Statement including reasonably detailed written explanations of those items in the Working Capital Statement which are disputed, which may include the inventory count relating to inventory not located in the Lawrenceville, Georgia facility (a “Working Capital Dispute Notice”). Any items not disputed in the Working Capital Dispute Notice will be deemed to have been accepted by Seller. If Seller does not deliver a Working Capital Dispute Notice with respect to the Working Capital Statement within such 30-day period, such Working Capital Statement will be final, conclusive and binding on the Parties. If Seller delivers a timely Working Capital Dispute Notice, (i) the Working Capital Dispute Notice must include Seller’s proposed alternative calculations of Final Working Capital and, thereafter (ii) Purchaser and Seller shall negotiate in good faith to resolve such dispute.

(d)     If Purchaser and Seller are unable to agree in writing on the resolution of all items disputed in a Working Capital Dispute Notice provided pursuant to Section 1.3(c) within fifteen (15) days following Purchaser’s receipt of the Working Capital Dispute Notice, the unresolved disputed items will be referred for final binding resolution to the Accounting Arbitrator. The Accounting Arbitrator’s function shall be to review only those items set forth on the Working Capital Statement and Working Capital Dispute Notice that are in dispute and to resolve the dispute with respect to such items. The Accounting Arbitrator shall determine, based solely on presentations by Purchaser and Seller and their respective representatives, and not by independent review, only those issues in dispute and shall render a written report as to the Accounting Arbitrator’s determination on the dispute. In resolving any disputed item, the Accounting Arbitrator (i) shall be bound by the provisions of this Agreement, and (ii) shall not assign a value to any item greater than the greatest value for such item claimed by either Purchaser or Seller or less than the smallest value for such item claimed by either Purchaser or Seller. The Accounting Arbitrator may not award the Parties in the aggregate more than the amount in dispute. The Accounting Arbitrator shall be requested with respect to all disputed items submitted to it to render its written decision within thirty (30) days of submission or as soon as practicable thereafter, and shall send copies of such written decision to Purchaser and Seller. The costs of such Accounting Arbitrator’s review shall be shared equally between Purchaser and Seller. The amount of the Final Working Capital (whether determined by the failure of Seller to deliver a Working Capital Dispute Notice to Purchaser in accordance with the provisions of Section 1.3(c), as agreed upon by Purchaser and Seller in writing, or as finally determined by the Accounting Arbitrator pursuant to this Section 1.3(d), as the case may be) shall be considered final and binding on the Parties.

(e)     Within three (3) Business Days after the Final Working Capital has been finally determined:

(i)     If the Purchase Price payable by Purchaser at the Closing was adjusted based upon an Estimated Working Capital Shortfall, then (A) if the Final Working Capital is less than the Estimated Working Capital, Seller will pay Purchaser the amount of such difference; (B) if the Final Working Capital is more than the Estimated Working Capital and less than the Working Capital Target, Purchaser will pay Seller the amount of the difference between the Final Working Capital and the Estimated Working Capital; (C) if the Final Working Capital is more than the Working Capital Target, Purchaser will pay Seller the sum of the Estimated Working Capital Shortfall plus the amount of the difference between the Final Working Capital and the Working Capital Target; or (D) if the Final Working Capital is equal to the Estimated Working Capital, neither Party will be required to pay any additional amounts based upon Working Capital; and

(ii)     If the Purchase Price payable by Purchaser at the Closing was adjusted based upon an Estimated Working Capital Excess, then (A) if the Final Working Capital is more than the Estimated Working Capital, Purchaser will pay Seller the amount of such difference; (B) if the Final Working Capital is less than the Estimated Working Capital and more than the Working Capital Target, Seller will pay Purchaser the amount of the difference between the Estimated Working Capital and the Final Working Capital; (C) if the Final Working Capital is less than the Working Capital Target, Seller will pay Purchaser the sum of the Estimated Working Capital Excess plus the amount of the difference between the Working Capital Target and the Final Working Capital; or (D) if the Final Working Capital is equal to the Estimated Working Capital, neither Party will be required to pay any additional amounts based upon Working Capital; and

(iii)     If the Purchase Price payable by Purchaser at the Closing was not adjusted because the Estimated Working Capital was equal to the Working Capital Target, then (A) if the Final Working Capital is more than the Working Capital Target, Purchaser will pay Seller the amount of such excess; (B) if the Final Working Capital is less than the Working Capital Target, Seller will pay Purchaser the amount of such difference; or (C) if the Final Working Capital is equal to the Working Capital Target, neither Party will be required to pay any amounts based upon the Final Working Capital.

(f)     Any payments required to be made pursuant to this Section 1.3 shall be treated as an adjustment to the Purchase Price and will not be subject to the Deductible or Cap.

1.4     Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Cozen O’Connor, 1900 Market Street, Philadelphia, Pennsylvania, or by fax, pdf or other electronic exchanges of the signature pages and other deliveries required at the Closing, simultaneously with the execution of this Agreement.

1.5     Deliveries. All deliveries, payments and other transactions and documents relating to the Closing (a) shall be interdependent and none shall be effective unless and until all are effective (except to the extent that the Party entitled to the benefit thereof has waived satisfaction or performance thereof as a condition precedent to Closing) and (b) shall be deemed to be consummated simultaneously.

Article 2.
REPRESENTATIONS AND WARRANTIES
OF SELLER AS TO THE PURCHASED COMPANIES

Seller makes the following representations and warranties to Purchaser. All representations and warranties of Seller are made subject to the exceptions noted in the schedule delivered by Seller to Purchaser concurrently herewith and identified by the parties as the “Disclosure Schedule.” The information and disclosures set forth on any particular schedule of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference with respect to all other schedules of the Disclosure Schedule to the extent that the applicability of such information or disclosures to such other schedules is reasonably apparent. The inclusion of any information or disclosure in the Disclosure Schedule shall not be deemed an admission that such information or disclosure is material for the purposes of this Agreement or that such information or disclosure has had or would have a Material Adverse Effect. The inclusion of any information or disclosure in the Disclosure Schedule relating to any possible breach or violation of any Contract or Law shall not be construed as an admission or indication that any such breach or violation exists or has actually occurred.

2.1     Ownership of Purchased Shares. Seller is the record and beneficial owner of all right, title and interest in and to the Purchased Shares, free and clear of all Liens.

2.2     Authority; Validity of Contemplated Transactions.

(a)     Seller has the requisite corporate power and authority necessary (i) to execute, deliver and perform its obligations under this Agreement, (ii) to sell, assign, transfer and convey the Purchased Shares to Purchaser pursuant to this Agreement, and (iii) to consummate the transactions set forth in this Agreement. This Agreement has been duly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as such enforceability may be limited by (A) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and (B) general equitable principles (whether considered in a proceeding in law or in equity) (collectively, the “Enforceability Exceptions”). The execution, delivery and performance by Seller of this Agreement has been duly authorized by all necessary corporate action on the part of Seller.

(b)     Except as set forth on Schedule 2.2(b), neither the execution and delivery of this Agreement by Seller, nor the consummation by Seller of the transactions set forth in this Agreement, will (i) violate or conflict with Seller’s certificate of incorporation or bylaws; (ii) violate or conflict with, in any material respect, any Law or Order applicable to Seller; or (iii) result in a material breach of, or constitute a material default under (or give rise to a right of termination, cancellation or modification of any material obligation or loss of any material benefit under), any Material Contract.

(c)     Except as set forth on Schedule 2.2(c), no consent, authorization, Order or approval of, or filing or registration with, any Governmental Authority or any other Person is required for or in connection with the execution and delivery of this Agreement by Seller or the consummation by Seller of the transactions set forth in this Agreement.

2.3     Purchased Companies’ Organization, Standing and Foreign Qualifications. Each of the Purchased Companies is a corporation duly organized, validly existing, and in good standing under the laws of the State of Georgia, and has the corporate power and authority to carry on its business in the places and the manner in which such business is now being conducted and to own, lease and operate the assets and properties which it now owns and leases. Each of the Purchased Companies is duly qualified or licensed to transact business and in good standing as a foreign corporation in all jurisdictions where the failure to be so qualified or licensed would have a material adverse effect on such Purchased Company.

2.4     Capital Stock. The authorized capital stock of the Company consists of 100 shares of common stock, par value $0.01 per share, all of which are issued and outstanding as of the date of this Agreement and are held of record by Seller free and clear of all Liens. The authorized capital stock of CMS consists of 10,000 shares of common stock, without par value, 1,000 of which are issued and outstanding as of the date of this Agreement and are held of record by the Company free and clear of all Liens. Neither Purchased Company has any authorized class of capital stock other than as set forth in this Section 2.4. All of the Purchased Shares have been duly authorized, are validly issued, and are fully paid and non-assessable. There are no outstanding warrants, options, rights, calls, rights of first refusal or other commitments that could require any Purchased Company to issue, sell or otherwise cause to become outstanding any of its capital stock, and there are no outstanding securities of any Purchased Company convertible into or exchangeable for capital stock of, or other ownership or equity interests in, any Purchased Company. Neither Purchased Company is obligated to issue any shares of its capital stock for any purpose, and no Person has entered into any Contract or option for the purchase, subscription or issuance of any of the authorized but unissued capital stock of any Purchased Company. There are no voting trusts or other agreements to which Seller or a Purchased Company is a party or by which Seller or a Purchased Company is bound with respect to the voting of the Purchased Shares.

2.5     Subsidiaries. Except for CMS which is owned by the Company, the Company has no subsidiaries and neither Purchased Company owns, directly or indirectly, any capital stock or other ownership, equity or voting interest in any Person.

2.6     Financial Statements. Seller has provided to Purchaser copies of (a) the unaudited consolidated balance sheets of the Purchased Companies as of March 31, 2011, March 31, 2012 and March 31, 2013, and the consolidated statements of operations, shareholders equity and cash flows for each of the fiscal years ended March 31, 2011, March 31, 2012 and March 31, 2013 (together, the “Unaudited Financial Statements”) and (b) the unaudited consolidated balance sheet of the Purchased Companies (the “Latest Balance Sheet”) as of July 31, 2013 (the “Reference Balance Sheet Date”) and the related consolidated statements of operations, shareholders equity and cash flows for the four-month period then ended (together, the “Interim Financial Statements” and together with the Unaudited Financial Statements, the “Financial Statements”). The Financial Statements (i) have, together with the footnotes thereto, been prepared in accordance with GAAP (except that the Financial Statements do not contain all notes required by GAAP and are subject to normal year-end adjustments (the effect of which will not be materially adverse in the aggregate)) applied on a consistent basis throughout the periods covered thereby (except to the extent set forth therein or required by changes in GAAP) and (ii) present fairly in all material respects the consolidated financial condition, assets and liabilities of the Purchased Companies as of their respective dates and the consolidated results of the Purchased Companies’ operations and cash flows for the respective periods then ended.

2.7     Undisclosed Liabilities. Since the Reference Balance Sheet Date, no Purchased Company has incurred any liabilities of the type required to be reflected in a balance sheet prepared in accordance with GAAP, which were not disclosed, reflected or reserved against on the Latest Balance Sheet, except for liabilities which have been incurred since the Reference Balance Sheet Date in the ordinary course of business.

2.8     Tax Matters. Except as set forth on Schedule 2.8:

(a)     All income Tax Returns and all material other Tax Returns of the Purchased Companies, and all consolidated income Tax Returns of the Seller Group including the Purchased Companies, required by Law to be filed have been timely filed, and all Taxes of the Purchased Companies that are shown thereon as due and payable have been paid in full. All such Tax Returns are correct and complete in all material respects. Schedule 2.8 sets forth all states in which income Tax Returns referred to in the preceding sentence are currently being filed which include income or deductions of either of the Purchased Companies.

(b)     There are no Liens for Taxes for periods ending after January 27, 2010, or to Seller’s Knowledge on or prior to January 27, 2010, upon any property or assets of the Purchased Companies, except for Liens for Taxes not yet due and payable.

(c)     All Tax deficiencies that have been asserted against or with respect to the Purchased Companies since January 27, 2010, and to Seller’s Knowledge on or prior to January 27, 2010, have been fully paid or finally settled, and there is no pending or, to Seller’s Knowledge, threatened examination, audit, investigation, administrative proceeding or court proceeding by any Governmental Authority relating to Taxes of the Purchased Companies. Since January 27, 2010, and to Seller’s Knowledge on or prior to January 27, 2010, no written claim has been made by any Governmental Authority in a jurisdiction where the Purchased Companies do not file Tax Returns that the Purchased Companies are or may be subject to taxation by that jurisdiction.

(d)     There are no outstanding agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Purchased Companies.

(e)     None of the Purchased Companies has any liability for Taxes of any other Person (other than members of the Seller Group) under Treasury Regulation Section 1.1502-6 (or a similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(f)     Since January 27, 2010, and to Seller’s Knowledge on or prior to January 27, 2010, no closing agreement pursuant to Section 7121 of the Code or any similar provision of any state, local or foreign Law has been entered into by the Purchased Companies. Neither of the Purchased Companies has agreed to, or is required to make any adjustment for any period after the date hereof, pursuant to Section 481(a) of the Code by reason of any change in any accounting method, there is no application pending with any Governmental Authority requesting permission for any such change in any accounting method of the Purchased Companies and neither the Internal Revenue Service nor any other Governmental Authority has proposed in writing any such adjustment or change in accounting method.

(g)     The Purchased Companies have withheld all Taxes required to have been withheld under applicable Law from payments to employees, contractors, or other third parties and all forms W-2 and 1099 with respect thereto have been properly completed and timely filed in all material respects.

(h)     Since January 27, 2010, and to Seller’s Knowledge on or prior to January 27, 2010, neither of the Purchased Companies has been a party to a transaction (i) reported or intended to qualify as a reorganization under Section 368 of the Code or (ii) reported or intended to qualify as a distribution governed by Sections 355 or 356 of the Code.

(i)     Neither of the Purchased Companies has any equity interest in any entity taxed as a “partnership” or a “controlled foreign corporation” for U.S. federal or foreign income tax purposes.

(j)     Neither of the Purchased Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of any: (i) inter-company transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, provincial or foreign income Tax Law); (ii) installment sales or open transaction disposition made on or prior to the Closing Date; or (iii) prepaid amount received on or before the Closing Date.

2.9     Real Property.

(a)     Schedule 2.9(a) contains a correct and complete list of each parcel of the Owned Real Property.

(b)     Schedule 2.9(b) contains a correct and complete description of the Leased Real Property and each Contract establishing such Purchased Company’s interest in such Leased Real Property. Each such Contract is in full force and effect. No written notice of material default under any such Contract has been sent or received by the Purchased Companies which remains uncured and to Seller’s Knowledge no such default exists with respect to any such Contract.

(c)     Neither Purchased Company has received any written notice from any Governmental Authority asserting a violation in any material respect of applicable Laws with respect to the Real Property that remains uncured, and to Seller’s Knowledge no such violation exists.

(d)     Seller has not received any written claim or notice of claim relating to right of adverse possession, encroachment of improvements, right of way or boundary line adjustment by any third party with respect to the Real Property, and to Seller’s Knowledge no such claim or right exists.

(e)     (i) No portion of the Owned Real Property is subject to any Order for sale, condemnation, expropriation or taking (by eminent domain or otherwise) by any Governmental Authority, and (ii) to Seller’s Knowledge, no such sale, condemnation, expropriation or taking has been proposed or threatened.

(f)     The Owned Real Property has vehicular ingress and egress to a public road. Seller has not received written notice of a material violation of any applicable zoning regulations with respect to the Owned Real Property.

2.10     Personal Property.

(a)     Schedule 2.10(a) contains a correct and complete list of each item of Owned Personal Property owned by a Purchased Company, except for any item having a fair market value of less than ten thousand dollars ($10,000).

(b)     Schedule 2.10(b) contains a correct and complete list of each Purchased Company’s Leased Personal Property (except for miscellaneous leases of office and similar equipment having an aggregate value if capitalized of less than ten thousand dollars ($10,000)). Each Contract relating to such Leased Personal Property is in full force and effect. To Seller’s Knowledge, no written notice of material default under any such Contract has been sent or received by the Purchased Companies which remains uncured.

(c)     Each Purchased Company’s Owned Personal Property and Leased Personal Property are in good operating condition, reasonable wear and tear excepted and considering the age and use thereof and except for maintenance, repairs and replacements conducted in the ordinary course of business.

2.11     Intellectual Property and Software.

(a)     Schedule 2.11(a) contains a materially correct and complete list of all items of Registered IP owned by a Purchased Company as of the date of this Agreement (collectively, “Purchased Companies’ Registered IP”). All items of Purchased Companies’ Registered IP have been duly filed or registered (as applicable) with the applicable Governmental Authority, have been maintained in good faith in accordance with applicable Law, and have not lapsed, expired or been abandoned (except where such lapse, expiration or abandonment was in the ordinary course of business or would not reasonably be expected to result in a Material Adverse Effect).

(b)     Schedule 2.11(b) contains a materially complete list of all items of software that is Purchased Companies’ Owned IP and is material to the business of the Purchased Companies as presently conducted (the “Purchased Companies’ Software”), including the title and a brief description of the software. Since January 27, 2010, and to the Seller’s Knowledge prior to that date, all such software was created solely by employees, consultants or independent contractors of the Purchased Companies within the scope of their employment. None of the Purchased Companies’ Software has been developed with the assistance or use of funding from a third party (other than consultants and independent contractors as provided in the preceding sentence), including any Governmental Authority. For purposes of this Section 2.11 only, any references to “third party” shall specifically exclude the Seller, Purchased Companies and any Affiliate of (i) Seller or (ii) either Purchased Company.

(c)     Schedule 2.11(c) contains a materially correct and complete list of all Intellectual Property Agreements to which a Purchased Company is a party (excluding agreements relating to the right of a Purchased Company to use third party software which is readily commercially available) and which are material to the conduct of such Purchased Company’s business as presently conducted (collectively, “Purchased Companies’ IP Agreements”). To Seller’s Knowledge, all Purchased Companies’ IP Agreements are in full force and effect and the applicable Purchased Company is not in default with respect to any Purchased Companies’ IP Agreement, except as would not reasonably be expected to result in a Material Adverse Effect.

(d)     To the Seller’s Knowledge, as of the date of this Agreement, none of the Purchased Companies’ products or services that are commercially sold, distributed or performed, as applicable, infringe or misappropriate any Intellectual Property owned by any third party. As of the date of this Agreement, (i) neither Purchased Company has in the three (3) year period immediately preceding the date of this Agreement received any written communication from any third party that such Purchased Company is engaging in any activity that infringes or misappropriates any Intellectual Property owned by such third party, and (ii) there are no suits, actions or proceedings pending or, to Seller’s Knowledge, threatened against either Purchased Company alleging that such Purchased Company is infringing or has misappropriated any Intellectual Property owned by any third party.

(e)     Since January 27, 2010, neither of the Purchased Companies has issued any written claim or demand alleging that a third party is engaging in any activity that in any material respect infringes or misappropriates the Purchased Companies’ Owned IP, nor to Seller’s Knowledge does any such material infringement or misappropriation exist.

(f)     All employees and consultants of the Purchased Companies since January 27, 2010 have entered into patent and confidential information agreements with the Purchased Companies or a member of the Seller Group in substantially the form provided to Purchaser (the “Employee Patent and Confidential Information Agreements”). Other than the Jointly Owned IP and the Assigned Patents, no Purchased Companies’ Owned IP has been transferred, assigned or exclusively licensed (in whole or in part) to a third party or to another member of the Seller Group.

(g)     No member of the Seller Group has granted rights, licenses, covenants not to sue or similar rights under the Assigned Patents to the companies listed in Schedule 2.11(g).

2.12     Insurance. Schedule 2.12 contains a complete and accurate list of all material insurance policies that provide coverage for each Purchased Company and are now in force. To Seller’s Knowledge, neither Purchased Company is in material breach of any provision of any such policy. All such policies are in full force and effect immediately prior to the Closing, except that such policies will cease to provide coverage for the Purchased Companies as of the Closing Date.

2.13     Compliance with Laws. To Seller’s Knowledge, each Purchased Company is in compliance in all material respects with all Laws, Licenses and Orders applicable to, required of, or binding on such Purchased Company, its assets or its business. This Section 2.13 shall not apply to tax matters, which are the subject of Section 2.8, environmental matters, which are the subject of Section 2.14, and employee benefit matters, which are the subject of Section 2.16.

2.14     Environmental.

(a)     Each Purchased Company since January 27, 2010 and to Seller’s Knowledge for two years prior to such date, has been in material compliance with Environmental Laws applicable to such Purchased Company;

(b)     Neither Purchased Company has received written notice of any Environmental Claims pending or threatened, nor to Seller’s Knowledge have any Environmental Claims been threatened, with respect to (i) the ownership, use or operation of such Purchased Company or its assets or business, or (ii) any violation by it of any Environmental Law or any Order related to Environmental Matters applicable to it. There are no existing material violations of any Order related to Environmental Matters, with respect to the ownership, use or operation of a Purchased Company’s assets or business or the Owned Real Property. Neither Purchased Company has used any of its Real Property for the treatment, storage, or disposal of any Hazardous Substances in violation in any material respect of any Environmental Law and to the extent any Hazardous Substances were handled or used at any of the Real Property such handling or use was in material compliance with applicable Environmental Laws;

(c)     Since January 27, 2010, and to Seller’s Knowledge for two years prior to such date, no Release of any Hazardous Substance has occurred at the Owned Real Property in violation of applicable Environmental Laws; and

(d)     Seller has made available to Purchaser the environmental reports or assessments concerning Environmental Matters in Seller’s possession with respect to the business of the Purchased Companies or the Owned Real Property that are identified on Schedule 2.14(d) (“Environmental Reports”). Purchaser acknowledges that Seller has provided the Environmental Reports, if any, as a convenience to Purchaser and that Purchaser is not entitled to rely upon the Environmental Reports. Seller does not and shall not make any representation or warranty whatsoever as to the accuracy of the information contained in the Environmental Reports, the completeness of such reports or the environmental or any other condition of the Real Property as discussed in such report.

2.15     Litigation and Claims. Except as disclosed on Schedule 2.15, there is no Proceeding pending, or to Seller’s Knowledge threatened, against a Purchased Company. There is no litigation pending or, to Seller’s Knowledge, threatened against any Purchased Company that challenges the legality of this Agreement or the transactions set forth in this Agreement.

2.16     Employee Benefits.

(a)     Schedule 2.16(a) contains a complete list of all material Employee Plans and material Company Plans. Except as disclosed on Schedule 2.16(a), there are no other material Employee Plans or material Company Plans.

(b)     The Purchased Companies have made available to Purchaser with respect to each material Company Plan sponsored by a Purchased Company correct and complete copies, as applicable, of: (i) the current plan documents and documents creating any trust maintained pursuant thereto, including all amendments; (ii) all currently effective investment management agreements, administrative service contracts, group annuity contracts, insurance contracts and collective bargaining agreements; (iii) the most recent summary plan description with each summary of material modification and any employee handbooks; (iv) applicable annual reports on IRS Form 5500 for the three (3) plan years preceding the date hereof for such Company Plan and any related trust; and (iv) the most recent determination letter and/or opinion letter received from the IRS pertaining to any such Company Plan intended to qualify under sections 401(a) or 501(c)(9) of the Code.

(c)     Except as disclosed on Schedule 2.16(c), no Company Plan is, and neither Purchased Company nor any ERISA Affiliate thereof currently maintains, contributes to or participates in, nor does either Purchased Company or any ERISA Affiliate thereof have any obligation to maintain, contribute to or otherwise participate in, or have any liability or other obligation under, a (i) “multiemployer plan” (within the meaning of section 3(37) of ERISA); (ii) “multiple employer plan” (within the meaning of section 413(c) of the Code); (iii) “multiple employer welfare arrangement” (within the meaning of section 3(40) of ERISA); or (iv) other than as set forth on Schedule 2.16(c), plan that is subject to the provisions of Title IV of ERISA. Neither Purchased Company nor any ERISA Affiliate thereof has withdrawn (in full or in part) or announced its intention to withdraw from any multiemployer or multiple employer plan with respect to which either Purchased Company or ERISA Affiliate thereof has any liability.

(d)     Since January 27, 2010, each Purchased Company has complied in all material respects with the requirements of COBRA, HIPAA and any applicable comparable state Law.

(e)     With respect to each Company Plan:

(i)     such Company Plan designed to be qualified under section 401(a) of the Code has timely received a determination letter or is entitled to rely on an opinion letter from the IRS to the effect that it is qualified under section 401 of the Code and that any trust maintained pursuant thereto is exempt from federal income taxation under section 501 of the Code, and nothing has occurred or is expected to occur that has caused or would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or Tax on a Purchased Company under ERISA or the Code;

(ii)     to Seller’s Knowledge, all amendments required to bring such Company Plan into conformity with applicable Law, including, without limitation, ERISA and the Code, have been timely adopted or there remains under applicable IRS guidance a period for their timely adoption;

(iii)     to Seller’s Knowledge, such Company Plan has been maintained and operated in all material respects in accordance with its terms and the terms and provisions of, applicable Law, including, without limitation, ERISA and the Code, and the Purchased Companies have performed all material obligations required to be performed by them with respect to the foregoing;

(iv)     other than claims for benefits arising in the ordinary course of the operation and administration of such Company Plan, no Proceeding related to a Company Employee is pending or, to Seller’s Knowledge, threatened against such Company Plan or any trustee, fiduciary, custodian, administrator or other Person holding or controlling assets of such Company Plan;

(v)     to Seller’s Knowledge, no nonexempt “prohibited transaction” (within the meaning of section 4975 of the Code and section 406 of ERISA) has occurred with respect to such Company Plan that has subjected or is reasonably expected to subject either Purchased Company or Purchaser, or any officer, director or employee of the foregoing or a Company Plan fiduciary to a Tax or penalty pursuant to section 502 of ERISA or section 4975 of the Code; and

(vi)     to Seller’s Knowledge, such Company Plan is not under audit or investigation by the IRS, the DOL or any other Governmental Authority nor is it the subject of a voluntary compliance, amnesty, closing agreement or other similar program, and no completed audit, compliance filing or closing agreement has resulted in the imposition of any Tax, interest or penalty that has not been satisfied.

(f)     Except as otherwise contemplated by this Agreement, the consummation of the transactions set forth in this Agreement by itself will not give rise to any material liability on behalf of any Purchased Company or Purchaser for severance pay, unemployment compensation, termination pay, withdrawal liability, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any Company Employee or former employee of a Purchased Company whose employment terminated after January 27, 2010.

(g)     To Seller’s Knowledge, neither of the Purchased Companies is a party to any agreement, contract, arrangement or plan that would result in the payment of any “excess parachute payments” within the meaning of section 280G of the Code that would not be deductible for federal income tax purposes by the applicable Purchased Company after the Closing Date by virtue of section 280G of the Code.

(h)     No Company Plan provides for any material post-retirement benefits (other than as required under COBRA or similar state Law).

(i)     No Purchased Company is reasonably expected to have any material liability arising from the recharacterization under applicable Laws of any Person engaged by such Purchased Company as an independent contractor, leased employee or similar service provider as an employee of a Purchased Company.

(j)     To Seller’s Knowledge, each Company Plan that constitutes a “nonqualified deferred compensation arrangement” under section 409A of the Code complies in all material respects with the applicable requirements of section 409A of the Code.

(k)     Except as set forth on Schedule 2.16(k), no Purchased Company has any benefit plan or arrangement that has been established or maintained, or that is required to be maintained or contributed to by the Law of the relevant jurisdiction outside of the United States.

2.17     Contracts.

(a)     Description of Contracts. The Contracts referenced in this Section 2.17(a) are hereinafter referred to as the “Material Contracts.”

(i)      Real Property. All Contracts which have been disclosed on Schedule 2.9(a) and Schedule 2.9(b).

(ii)     Personal Property. Schedule 2.17(a)(ii) lists all Contracts relating to the Purchased Companies’ Personal Property, other than Contracts affecting rights in the Personal Property which either (x) are terminable by a Purchased Company upon no more than thirty (30) days’ notice without any liability to the Purchased Companies, as applicable, or (y) do not involve the payment by a Purchased Company of more than ten thousand dollars ($10,000) per year.

(iii)     Purchase Orders. Schedule 2.17(a)(iii) lists all outstanding Contracts binding upon the Purchased Companies which relate to the acquisition of goods, services or capital assets (other than those (A) pursuant to which a Purchased Company is obligated to pay in the aggregate under such Contract less than twenty-five thousand dollars ($25,000) or (B) which are terminable by a Purchased Company upon no more than thirty days’ notice with no obligation on such Purchased Company’s behalf). All such Contracts were executed in the ordinary course of business consistent with past practice by the Purchased Companies.

(iv)     Sales. Schedule 2.17(a)(iv) lists all Contracts for the sale, production or supply of goods, services, or capital assets by the Purchased Companies (other than Contracts pursuant to which the amount remaining to be paid to a Purchased Company is in the aggregate under such Contract less than twenty-five thousand dollars ($25,000)). All products and services sold or delivered pursuant to such Contracts have been in material conformity with such Contracts.

(v)     Employment; Other Affiliate Contracts. Schedule 2.17(a)(v) lists all Contracts (including employment, non-competition and loan agreements but excluding routine non-solicitation and non-disclosure agreements executed by employees of a Purchased Company and by affiliated independent contractors) with (A) any current employee, officer or director of either Purchased Company; (B) any consultants or contractors currently retained or employed by either Purchased Company; and (C) any agent, sales representative, distributor, dealer or Affiliate of a Purchased Company.

(vi)     Other Contracts. Schedule 2.17(a)(vi) lists any other Contract of a Purchased Company not covered by any provision of Section 2.17(a)(i) through Section 2.17(a)(v), which is not terminable by such Purchased Company without penalty upon thirty (30) days or less notice and which:

(A)     provides for monthly payments by or to a Purchased Company in excess of twenty-five thousand dollars ($25,000);

(B)     provides for payments by or to a Purchased Company in any calendar year exceeding one hundred thousand dollars ($100,000) in the aggregate under such Contract;

(C)     evidences, creates, or guarantees Indebtedness;

(D)     guarantees or endorses the liabilities of any other Person; or

(E)     requires the purchase of all or substantially all of a Purchased Company’s requirements of a particular product from a supplier or provides exclusive rights or imposes minimum purchase obligations with respect to any product or service or any geographic territory; or

(F)     contains covenants limiting the freedom of a Purchased Company to compete in any line of business or with any Person.

Seller has made available to Purchaser and/or its agents true, correct and complete copies of all written Material Contracts as in effect. All Material Contracts are valid and in full force and effect and constitute legal, valid and binding obligations of the Purchased Companies and, to the Seller’s Knowledge, the other parties thereto and are enforceable against the Purchased Companies in accordance with their respective terms, except as such enforceability may be limited by the Enforceability Exceptions. Neither Seller nor the Purchased Companies have received written notice of any breach or default of any Material Contract.

2.18     Suppliers and Customers. Schedule 2.18(a) sets forth the top ten suppliers of goods or services to the Purchased Companies (determined by aggregate payments to such suppliers) for the fiscal year ended March 31, 2013 (the “Large Suppliers”), and the aggregate amount of the payments made to each such Large Supplier for such period. Schedule 2.18(b) sets forth the ten largest customers (determined by gross sales revenue) of the Purchased Companies for the Purchased Companies’ fiscal year ended March 31, 2013 (the “Large Customers”) and the gross sales revenue generated from each such Large Customer for such period. Except as set forth on Schedule 2.18(a) or Schedule 2.18(b), (i) neither Seller nor any Purchased Company has received written notice that any Large Customer or Large Supplier intends to reduce materially its business with either Purchased Company from the levels achieved during the period set forth above in this Section 2.18; and (ii) since March 31, 2013, no Large Customer or Large Supplier has terminated its relationship with either Purchased Company.

2.19     Labor Matters. The Company does not have any employees. Schedule 2.19 contains a correct and complete list of all employees of CMS whose annual compensation (excluding under any Employee Plan) exceeds one hundred thousand dollars ($100,000). The employment of all employees of CMS is terminable at will by CMS without any penalty or severance obligation incurred by CMS, other than in accordance with CMS’s severance policy identified in Schedule 2.16(a). No unpaid salary, other than for the current pay period and other than pursuant to any existing deferred compensation plans of a Purchased Company, is payable to any of such officers, directors or employees. Neither Purchased Company is a party to any union agreement or collective bargaining agreement and there are no work rules or practices agreed to between a Purchased Company, on the one hand, and any labor organization or employee association, on the other hand. To Seller’s Knowledge, no attempt to organize any of the employees of a Purchased Company has been made, proposed or threatened within the last five years. No labor strike, dispute, slowdown, stoppage or lockout is pending or, to Seller’s Knowledge, threatened against or affecting a Purchased Company, its assets or its business, and since January 27, 2010 there has not been any such action. No unfair labor practice charge or complaint against a Purchased Company is pending or, to Seller’s Knowledge, threatened before the National Labor Relations Board or any similar Governmental Authority. Since January 27, 2010, neither Purchased Company has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of a Purchased Company or (ii) a “mass layoff’ (as defined in the WARN Act) affecting any site of employment or facility of a Purchased Company; nor has a Purchased Company been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law.

2.20     Brokers and Finders. No finder, agent, broker or other Person acting pursuant to authority of a Purchased Company or Seller is entitled to any commission, finder’s fee or other advisory fee in connection with the transactions set forth in this Agreement.

2.21     Officers, Directors and Bank Accounts.

(a)     Schedule 2.21(a) lists the names of all directors and officers of the Purchased Companies.

(b)     Schedule 2.21(b) lists the name and location of each bank or other institution in which a Purchased Company has any deposit account or safe deposit box, all account numbers, and the names of all Persons authorized to act in connection therewith.

2.22     Licenses.  Schedule 2.22 lists all material Licenses which are held in the name of any Purchased Company to own and operate the assets, properties and business of the Purchased Companies as currently conducted except where the failure to hold or obtain such License would not have a Material Adverse Effect. Each License listed on Schedule 2.22 is valid and in full force and effect.

2.23     Certain Transactions. To the Seller’s Knowledge, neither any officer or director of any Purchased Company, nor any Related Person thereof, owns, or has any interest, directly or indirectly, in any material Real Property or any material Personal Property owned by or leased to any Purchased Company.

2.24     Absence of Material Adverse Effect. Since the Reference Balance Sheet Date, (i) each Purchased Company has conducted its business only in the ordinary course of business in all material respects and (ii) to Seller’s Knowledge there has not been any Material Adverse Effect. Without limiting the foregoing, since the Reference Balance Sheet Date, none of the Purchased Companies has:

(a)     disposed of or permitted to lapse any right to the use of any material Purchased Companies’ Owned IP (except where such disposal or lapse was in the ordinary course of business or would not reasonably be expected to have a Material Adverse Effect); or

(b)     granted or incurred any obligation for any increase in the compensation of any officer or Company Employee being paid an annual base salary of $100,000 or more (including any increase pursuant to any bonus, pension, profit-sharing, retirement or other plan or commitment), except for increases in the ordinary course of business, pursuant to existing agreements with such officer or Company Employee or pursuant to an Employee Plan.

2.25     Books and Records. The books of account, stock ledgers, and other records of the Purchased Companies are complete and correct in all material respects. Since January 27, 2010, and to Seller’s Knowledge prior to such date, the minute books of the Purchased Companies contain in all material respects accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the Boards of Directors, and committees of the Boards of Directors of the Purchased Companies. At the Closing, all such books and records will be in the possession of the Purchased Companies.

2.26     Title to Properties. After giving effect to the transactions contemplated by this Agreement, each of the Purchased Companies owns all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) that are shown to be owned by such Purchased Company on its books and records. All such properties and assets are owned free and clear of all Liens, except for Permitted Liens. This Section 2.26 does not constitute any representation or warranty with respect to (a) the Owned Real Property, for which Seller makes no representation or warranty (since Purchaser had the opportunity to purchase, but has chosen not to purchase, title insurance with respect thereto) and (b) any Intellectual Property of any nature whatsoever (including, without limitation, Purchased Companies’ IP and Purchased Companies’ Owned IP), for which Seller makes no representation or warranty other than those set forth in Section 2.11 of this Agreement.

2.27     Sufficiency of Assets. Except as set forth on Schedule 2.27, after giving effect to the transactions contemplated by this Agreement, the assets and properties of the Purchased Companies constitute the assets and properties necessary to conduct the operations of the business of the Purchased Companies in substantially the same manner in which such operations were conducted in the six month period prior to the date hereof, other than assets and properties that, individually and in the aggregate, are not material to such business.  This Section 2.27 does not constitute any representation or warranty that the conduct of the operations of the business of the Purchased Companies as currently conducted does not infringe or misappropriate the Intellectual Property of any third party, and the only such representation and warranty in relation thereto is as provided in Section 2.11(d) of this Agreement.

2.28     Certain Payments. To Seller’s Knowledge, neither of the Purchased Companies, nor any director, officer, agent or employee of either of the Purchased Companies, nor any other Person acting for or on behalf of the Purchased Companies, has in violation of applicable Law directly or indirectly (a) made any contribution, gift, rebate or other payment to any governmental official regardless of form, whether in money, property or services (i) to obtain favorable treatment for a Purchased Company to secure business, (ii) to pay for favorable treatment for a Purchased Company for business secured, or (iii) to obtain special concessions or for special concessions already obtained for or in respect of a Purchased Company, or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Purchased Companies which is required to be so recorded.

2.29     Accounts Receivable. All accounts receivables of the Purchased Companies have arisen out of bona fide sales of goods, performance of services or other transactions in the ordinary course of the Purchased Companies’ business.

2.30     Disclosure; No Other Representations or Warranties. Purchaser acknowledges and agrees that, except for the representations and warranties made by Seller that are expressly set forth in this Article 2, neither Seller nor any of its Affiliates or representatives makes or has made, nor shall any of the foregoing be deemed to have made, to any of Purchaser, its Affiliates or representatives any representation or warranty of any kind, either oral or written, including a representation or warranty as to the accuracy or completeness of any information regarding any Purchased Company furnished or made available to Purchaser or any of its Affiliates or representatives (including without limitation, the April 2013 information memorandum and presentation pertaining to the Purchased Companies, and any information, documents or materials made available to Purchaser in the data room, in management presentations or in any other form in connection with the transactions contemplated hereby) or as to the future revenue, profitability or success of any Purchased Company, or any representation or warranty arising from statute or otherwise in Law.

Article 3.
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser makes the following representations and warranties to Seller:

3.1     Organization and Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has the corporate power and authority to carry on its business as presently conducted and to own, lease and operate its assets and properties.

3.2     Authority, Validity of Contemplated Transactions.

(a)     Purchaser has the requisite corporate power and authority necessary (i) to execute, deliver and perform its obligations under this Agreement and (ii) to consummate the transactions set forth in this Agreement. This Agreement has been duly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions. The execution, delivery and performance by Purchaser of this Agreement has been duly authorized by all necessary corporate action on the part of Purchaser.

(b)     Except as set forth on Schedule 3.2(b), neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions set forth in this Agreement, will (i) violate or conflict with any provision of Purchaser’s articles or certificate of incorporation or bylaws; (ii) violate or conflict with any Law or Order applicable to Purchaser; or (iii) result in a breach of, or constitute a default under (or give rise to a right of termination, cancellation or modification of any obligation or loss of any benefit under), any Purchaser material Contract, except in the case of clauses (ii) and (iii), where the violation, conflict, breach or default would not have a material adverse effect on the Purchaser.

(c)     Except as set forth on Schedule 3.2(c), no consent, authorization, Order or approval of, or filing or registration with, any Governmental Authority or any other Person is required for or in connection with the execution and delivery of this Agreement by Purchaser or the consummation by Purchaser of the transactions set forth in this Agreement.

3.3     Brokers and Finders. No finder, agent, broker or other Person acting pursuant to authority of Purchaser is entitled to any commission, finder’s fee or other advisory fee in connection with the transactions set forth in this Agreement.

3.4     Projections. Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) and assets of the Purchased Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller and the Purchased Companies for such purpose. In connection with such investigation, Purchaser has received from Seller certain projections, forecasts, business plan information, budget information and similar documentation or information relating to the Purchased Companies. Purchaser acknowledges and agrees that there are uncertainties inherent in attempting to make such projections, forecasts, plans and budgets, that Purchaser is familiar with such uncertainties, that there can be no assurances that the projections, forecasts and plans are accurate or that the projections, forecasts, plans and budgets will be realized, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forecasts, plans and budgets so furnished to it, and that Purchaser shall have no claim against Seller or the Purchased Companies with respect thereto. Accordingly, Purchaser acknowledges and confirms that (a) Seller and the Purchased Companies have made no representations or warranties, express or implied, with respect to, and shall not be liable to Purchaser with respect to, any such projections, forecasts, plans or budgets and (b) except as expressly set forth in Article 2, Seller has made no representations or warranties, express or implied, relating to the Purchased Companies.

3.5     Investment Purposes. Purchaser is acquiring the Purchased Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Purchaser acknowledges that the Purchased Shares are not registered under the Securities Act of 1933, as amended, or any state securities law, and that the Purchased Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities law and regulations, as applicable. Purchaser is able to bear the economic risk of holding the Purchased Shares for an indefinite period (including total loss of its investment). Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its purchase of the Purchased Shares and the transactions set forth in this Agreement.

3.6     No Other Representations or Warranties. Seller acknowledges and agrees that, except for the representations and warranties made by Purchaser that are expressly set forth in this Article 3, neither Purchaser nor any of its Affiliates or representatives makes or has made, nor shall any of the foregoing be deemed to have made, to Seller or any of its Affiliates or representatives any representation or warranty of any kind.

Article 4.
COVENANTS AND ADDITIONAL
AGREEMENTS OF SELLER AND PURCHASER

4.1     Purchased Companies Cash Free/Debt Free. The Parties acknowledge and Seller hereby covenants that the Purchased Companies shall be acquired at Closing without any cash or cash equivalents (other than the Canadian Company Cash) or Indebtedness for Money Borrowed. Purchaser shall provide to Seller, within two (2) Business Days following the Closing, a statement setting forth the total amount of Canadian Company Cash and the total amount of cash and cash equivalents that was in the United States bank accounts of the Purchased Companies as of 12:01 am on the Closing Date, certified by the Chief Financial Officer of the Company. To the extent any amount of cash or cash equivalents (including Canadian Company Cash) exists in such accounts and should have been paid to Seller pursuant to Section 1.2(b) (in the case of Canadian Company Cash) or paid to Seller pursuant to the first sentence of this Section 4.1 (in the case of all other cash and cash equivalents), Purchaser shall, and Purchaser shall cause the Purchased Companies to, promptly remit such amounts to Seller. To the extent any amount of cash or cash equivalents (including Canadian Company Cash) was paid to Seller inadvertently but should have remained with the Purchased Companies pursuant to the terms of this Agreement, Seller shall promptly remit such amounts to Purchaser.

4.2     Right of Access. From and after the date hereof, in connection with financial reporting, accounting, litigation, governmental investigation, legal requirements and Tax matters, upon reasonable prior notice, and subject to any applicable privileges (including the attorney-client privilege) and contractual confidentiality obligations, each Party shall, and shall cause its Affiliates and its representatives to, (i) afford the representatives of the other Party and its Affiliates reasonable access, during normal business hours, to the offices, properties, books and records of such Party and its Affiliates in respect of the Purchased Companies; (ii) furnish to the representatives of the other Party and its Affiliates such additional financial and other information regarding the Purchased Companies as the other Party or its representatives may from time to time reasonably request; and (iii) make available to the representatives of the other Party and its Affiliates the employees of such Party and its Affiliates in respect of the Purchased Companies and their assets whose assistance is necessary to assist such Party in connection with such Party’s inquiries for any of the purposes referred to above; provided, however, that such requests shall not unreasonably interfere with the business or operations of either Party or any of its Affiliates. Each Party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to this Section.

4.3     Confidentiality.

(a)     Each Party hereto agrees that, for a period of three (3) years from and after the date hereof, it will not, and will use reasonable efforts to ensure that its Affiliates will not, use (except as contemplated by this Agreement) or disclose to any other Person, any confidential or non-public information relating to the other Party or any information disclosed or furnished by the other Party in connection with the transactions set forth in this Agreement, including, without limitation, the terms and conditions thereof (collectively, “Confidential Information”); provided, however, that the foregoing prohibitions shall not apply to (i) disclosures that are required by Law (including any rule or regulation of the SEC which may require such disclosure) or by a Governmental Authority; provided that the receiving Party shall provide prompt written notice to the disclosing Party of such requirement and cooperate with any reasonable attempts by the disclosing Party to obtain a protective order or similar treatment; (ii) information that is generally known to the public through no wrongful act of a Party; (iii) information received from a third party not known to the disclosing Party to be under an obligation to keep such information confidential; (iv) information independently developed by the disclosing Party; or (v) information disclosed to or filed with any Person for the purpose of obtaining consents to the transactions set forth in this Agreement; provided, further, that, except for confidentiality and other restrictions contained in Contracts to which a Purchased Company is a party or by which a Purchased Company is bound, nothing in this Section 4.3(a) shall prohibit, restrict or otherwise affect the use or disclosure by Purchaser or the Purchased Companies of any information relating solely to the Purchased Companies. Notwithstanding anything herein to the contrary, each Party to this Agreement may (without prior notification to, or approval or consent by, any other Party) disclose to taxing authorities and/or to such Party’s representatives (including outside counsel and advisors) any confidential or non-public information that is required to be disclosed in connection with such Party’s tax filings, reports, claims, audits or litigation.

(b)     All Confidential Information furnished to either Party by the other, unless otherwise specified in writing, shall remain the property of the disclosing Party. Nothing contained herein shall be deemed to amend or mitigate the terms and conditions of that certain Confidentiality Agreement between the Parties, dated April 3, 2013.

(c)     Each Party hereto acknowledges that the remedy at Law for any breach by either Party of its obligations under this Section 4.3 is inadequate and that the other Party shall be entitled to equitable remedies, including an injunction, in the event of any such breach by the other Party.

(d)     Following Closing, Purchaser covenants and agrees that it shall, and it shall cause the Purchased Companies to remove, return and/or destroy any Confidential Information of Seller or any Affiliate of Seller (other than the Purchased Companies) that may exist on computers, personal devices, laptops, smartphones, tablets, or any other hardware or software used by any Company Employee or which may otherwise be in the possession of any Purchased Company or any Company Employee. Promptly upon discovery of the existence of such Confidential Information, Purchaser shall notify Seller in writing and, in addition to removing, returning and/or destroying such Confidential Information, shall provide Seller with written notice confirming the return or removal of all such Confidential Information.

4.4     Public Announcements. Neither Purchaser nor Seller (nor any of their respective Affiliates or representatives) shall make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other Party hereto, unless required by Law (including any rule or regulation of the SEC which may require such disclosure) or judicial process in which each such case notification shall be given to the other Parties hereto prior to such disclosure.

4.5     Termination of Rights to Name and Marks. Purchaser acknowledges and agrees that following the Closing, Purchaser and its Affiliates (including, without limitation, the Purchased Companies) shall immediately cease and discontinue all uses of the word “Sony,” either alone or in combination with other words, and all marks, logos, monograms, domain names and other source identifiers owned by the Seller or any of its Affiliates (other than the Purchased Companies) or embodying any of the foregoing alone or in combination with other words (collectively the “Sony Identifiers”), and any express or implied license to the Purchased Companies to use any of the foregoing is hereby terminated. Notwithstanding the provisions of the preceding sentence, the Purchased Companies shall have (i) sixty (60) days after Closing to remove all advertising and signage which contains any Sony Identifier, and (ii) the right to sell in the ordinary course of business items of inventory owned by a Purchased Company as of Closing which contains any Sony Identifier.

4.6     Employee Matters.

(a)     The Parties agree that immediately after the Closing Date, (i) the Purchased Companies shall cease to be participating employers in all Company Plans and Employee Plans, and (ii) no Company Employee shall continue, or be permitted to continue, to participate in or contribute to any Company Plan or Employee Plan, except: (A) as a terminated vested participant in any Company Plan in which the Company Employee has an accrued, vested benefit that has not been fully distributed, (B) with respect to any Company Plan that is subject to continuation coverage requirements under applicable Law, or (C) as otherwise set forth in the Transition Services Agreement.

(b)     For at least twelve (12) months following the Closing Date, Purchaser shall maintain, or, where applicable, shall cause the respective Purchased Companies to maintain, for the benefit of Company Employees, (A) severance policies that are identical to, and (B) medical, dental, vision, 401k, health care spending account, short-term disability, long-term disability and supplemental life insurance plans that are substantially comparable in the aggregate to, those such plans provided to such Company Employees immediately prior to the Closing Date; provided, however, that this Section 4.6 shall not create a contract of employment for any Company Employee, affect the terms of any Company Employee’s service except as specifically provided herein, confer any legal rights upon any Company Employee for a continuation of service, or interfere with the right of the Purchaser or any Purchased Company to discharge any Company Employee. In the event that any Company Employee is at any time after the date hereof transferred to Purchaser or any Affiliate of Purchaser or becomes a participant in an employee benefit plan or program maintained by or contributed to by Purchaser or its Affiliates, Purchaser shall cause such plan or program to treat the prior service of such individual with the Company or any of its subsidiaries, for eligibility and vesting but not benefit accruals, to the extent such prior service is recognized under the comparable Employee Plan, as service rendered to Purchaser or its Affiliates, as the case may be; provided, however, that in administering such plans or programs of Purchaser or its Affiliates, Purchaser may cause a reduction of benefits under any such plans or programs to the extent necessary to avoid duplication of benefits with respect to the same covered matter or years of service. Purchaser, subject to the approval of any applicable insurer (which Purchaser shall use its reasonable efforts to obtain (it being understood that Purchaser shall not be required to pay any increased premium or make other similar payments in connection therewith)), will cause its medical, dental and other welfare plans in which Company Employees commence to participate from and after the Closing to (i) waive any preexisting condition and exclusions and waiting periods with respect to participation and coverage requirements applicable to such Company Employee under any medical, dental or other welfare plan maintained by the Purchased Companies prior to Closing; (ii) honor any deductible and out-of-pocket expenses incurred by such employees and dependents under similar Employee Plans for the plan year in which such participation begins; and (iii) apply any lifetime maximum benefit amounts used by any Company Employee under any medical, dental or other welfare plan maintained by the Purchased Companies prior to Closing to the extent such maximums are applicable under such plans of Purchaser. Seller or Seller’s Employee Plans shall retain responsibility for any eligible expenses which relate directly to any inpatient hospital medical benefit claims incurred prior to the Closing Date until such time as that in-patient stay is completed even if it goes beyond the Closing Date. Neither Purchaser nor the Purchased Companies shall be responsible for any expenses under any Employee Plan relating directly to an inpatient hospital medical claim which is incurred prior to the Closing Date even if liabilities, obligations, costs and expenses with respect to such claim are reported or submitted on or after the Closing Date. Once a hospital discharge of an inpatient hospital claim is determined by Seller’s Employee Plan, there will be no further obligation of Seller for claims incurred after discharge.

(c)      From and after the date hereof, Purchaser shall be solely responsible for providing, and agrees to provide, any notices required under the WARN Act or similar state or local Law, and to provide copies of such notices to Seller at the time of issuance, and otherwise to comply with any such Laws, including, without limitation, bearing sole responsibility for any payment obligations for failure to provide timely notices or otherwise, with respect to any “plant closing” or “mass layoff” or other employment loss covered by the WARN Act or similar state or local Law or group termination or similar event occurring after the date hereof.

4.7     Tax Matters.

(a)     Purchaser shall timely file or cause to be timely filed when due all Tax Returns that are required to be filed by the Purchased Companies after the Closing Date, except that the income or loss of the Purchased Companies for all periods through the end of the Closing Date, including all deductions, transaction bonuses and other income tax benefits related to all compensation or other expenses payable or accrued by the Purchased Companies on or prior to the Closing Date, shall be included on Seller’s or its Affiliate’s applicable consolidated income Tax Returns and any combined, state, local or foreign Tax Returns of the Seller or its Affiliates. The Seller and the Purchaser agree that, to the extent permitted, the Parties shall elect to have all taxable periods of the Purchased Companies close on the Closing Date. With respect to Tax Returns of the Purchased Companies to be filed or caused to be filed by Purchaser pursuant to this Section 4.7(a) that relate to Pre-Closing Tax Periods or Straddle Periods (A) such Tax Returns shall be filed in a manner consistent with past practice and no position taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in prior periods in filing such Tax Returns (including, without limitation, positions which would have the effect of accelerating income to periods for which Seller or its Affiliates are liable or deferring deductions to periods for which Purchaser or Purchased Companies are liable) and (B) such Tax Returns shall be submitted to Seller not later than 30 days prior to the due date for filing such Tax Returns (or, if such due date is within 45 days following the Closing Date, as promptly as practicable following the Closing Date) for review and approval by Seller, which approval may not be unreasonably withheld, but may in all cases be withheld if such Tax Returns were not prepared in accordance with clause (A) of this sentence. Purchaser shall make such changes and revisions to such Tax Returns as reasonably requested by Seller to the extent such changes and revisions relate to Taxes for a Pre-Closing Tax Period or Straddle Period provided that such changes and revisions are consistent with applicable Law. Purchaser shall cause the Purchased Companies to pay all Taxes imposed on the Purchased Companies shown as due and owing on such Tax Returns; provided that Seller shall pay to the applicable Purchased Company at least five days prior to the due date (giving effect to extensions) of any such Tax Return, any required reimbursement by Seller pursuant to Sections 7.2(b)(iii) and 7.2(c)(iii) hereof with respect to such Tax Returns.

(b)     In the case of any Straddle Period, the amount of any Taxes attributable to a Pre-Closing Tax Period shall (i) in the case of ad valorem or property Taxes relating to tangible personal property, be deemed to be Taxes assessed or have a lien date prior to the Closing Date, (ii) in the case of other ad valorem or property Taxes, be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period before the Closing Date and the denominator of which is the total number of calendar days in the Straddle Period, and (iii) in the case of all other Taxes, be determined based on an interim closing of the books as of the close of business on the Closing Date. The balance of any Taxes for the Straddle Period shall be attributable to the Post-Closing Tax Period. For the avoidance of doubt, there shall be no apportionment of ad valorem or property Taxes relating to tangible personal property between the Pre-Closing Tax Period and the Post-Closing Tax Period.

(c)     Purchaser shall be responsible for and shall hold Seller harmless from all transfer, documentary, sales, use, stamp, registration, and other such Taxes and fees incurred as a result of the transactions contemplated hereby.

(d)     Purchaser shall promptly notify Seller in writing upon receipt by Purchaser, any of its Affiliates, or the Purchased Companies, of notice of any pending or threatened federal, state, local or foreign Tax audits, examinations or assessments which might affect the Tax liabilities for which Seller or any of its Affiliates may be liable under Law or pursuant to this Agreement (“Tax Contest”). Seller shall have the sole right to represent the Purchased Companies’ interests in any Tax Contest relating to Pre-Closing Tax Periods and to employ counsel of its choice at its expense; provided that, if the Tax Contest of the Purchased Companies relates to (i) one or more continuing, repeating or ongoing transactions that is reasonably expected to occur during a Post-Closing Tax Period; (ii) any adjustment to an item reported on a Tax Return that is reasonably expected to affect a Post-Closing Tax Period (including but not limited to a timing difference that defers income into a Post-Closing Tax period or accelerates deductions into a Pre-Closing Tax Period); and/or (iii) one or more positions taken on any Tax Return that is reasonably expected to be a position taken by Purchaser and/or the Purchased Companies on a Tax Return for a Post-Closing Tax Period, Purchaser shall be entitled to participate at Purchaser’s expense in any such Tax Contest to the extent it relates to the Purchased Companies’ interests in the Tax Contest. In the case of a Straddle Period, Seller shall be entitled to participate at Seller’s expense in any Tax Contest relating (in whole or in part) to Taxes attributable to the portion of such Straddle Period ending on and including the Closing Date and, with the written consent of Purchaser, and at Seller’s sole expense, may assume the entire control of such Tax Contest. None of Purchaser, any of its Affiliates, or the Purchased Companies may settle any Tax claim for any Taxes for which Seller or any of its Affiliates may be liable under Law or pursuant to this Agreement without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed. None of Seller or any of its Affiliates may settle any Tax claim for any Taxes for which the Purchased Companies are liable that are not fully indemnified by the Seller under this Agreement without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed.

(e)     Seller shall be entitled to receive all refunds of or amounts credited against (i) Taxes of the Purchased Companies for all Pre-Closing Tax Periods and (ii) in the case of a Straddle Period, Taxes of the Purchased Companies for the portion of the Straddle Period ending on the Closing Date, except to the extent that such refunds or credits are taken into account in the determination of the Final Working Capital. Purchaser shall pay to Seller any such refund or the amount of any such credit within ten (10) days after receipt or entitlement by Purchaser or the Purchased Companies. Upon the request of Seller, Purchaser shall file, or cause the Purchased Companies to file, at Seller’s expense, a claim for refund of any Taxes, including through the filing of amended Tax Returns or otherwise, relating to the Purchased Companies (or its assets or operations) for any Pre-Closing Tax Period in such form as the Seller may reasonably request.

(f)     After the Closing Date:

(i)     Purchaser shall not permit the Purchased Companies to take any action which could reasonably be expected to increase the Purchased Companies’ or Seller’s or any of its Affiliate’s liability for Taxes for the Pre-Closing Tax Period (including any liability of Seller to indemnify Purchaser for Taxes pursuant to this Agreement) without the prior written consent of Seller.

(ii)     Purchaser shall not (and shall not cause or permit the Purchased Companies to) amend, re-file or otherwise modify any Tax Return previously filed with any Governmental Authority relating in whole or part to the Purchased Companies with respect to any Pre-Closing Tax Period, without the prior written consent of Seller.

(iii)     Notwithstanding anything in this Agreement to the contrary, neither Purchaser nor the Purchased Companies shall waive any statute of limitations or agree to any extensions thereof in respect of any Pre-Closing Tax Period of the Purchased Companies without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(g)     After the Closing Date, Seller shall, and Purchaser shall (and shall cause the Purchased Companies to):

(i)     provide the other Party with such cooperation, documentation and information as any of them may reasonably request in preparing and filing Tax Returns and reports;

(ii)     cooperate fully in preparing for any audits of, or disputes with any Governmental Authority regarding any Tax Returns of the Purchased Companies or with respect to a right to refund of Taxes and the filing of the Tax Returns thereto; and

(iii)     make available to the other and to any Governmental Authority as reasonably requested all Tax Return information, work papers, information, records, and documents relating to Taxes of the Purchased Companies or for which Seller could be liable pursuant to this Agreement or otherwise.

Notwithstanding anything to the contrary contained in this Agreement, Seller shall be entitled to retain copies of all Tax Returns related to the income or operations of the Purchased Companies for all Pre-Closing Tax Periods and information, records and documents relating to the Taxes and the preparation of Tax Returns for any Pre-Closing Tax Period. The Parties further agree to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed, including but without limitation to, with respect to the transactions set forth in this Agreement.

(h)     Purchaser shall and shall cause the Purchased Companies to retain all books and records with respect to Tax matters pertinent to the Purchased Companies relating to any taxable period beginning before the Closing Date until the earlier of (i) the seventh year anniversary of the Closing Date or (ii) the expiration of the statute of limitations of the respective taxable periods and to abide by all record retention agreements entered into with any Governmental Authority and to give Seller reasonable written notice prior to transferring, destroying or discarding any such books and records and, if requested by Seller, allow Seller to take possession of such books and records.

(i)     Seller shall cause any and all Tax sharing agreements pursuant to which either Purchased Company has (or could have) obligations to any member of the Seller Group to be amended (or otherwise modified) on or prior to the date hereof such that neither of the Purchased Companies has any obligations thereunder following the date hereof.

(j)     Neither Purchaser nor the Purchased Companies shall, in connection with the transactions set forth in this Agreement, make or cause to be made any actual or deemed election under Section 338 of the Code, or any corresponding provisions of state, local or foreign Laws.

(k)     For purposes of this Section 4.7, references to any of the Purchased Companies, Seller, or Purchaser shall include successors.

4.8     Non-Solicitation; Non-Compete.

(a)     From and after the date hereof, during the Non-Solicitation Period (as defined below), Seller shall not induce or attempt to induce any customer of a Purchased Company set forth on Schedule 4.8(a) (each, a “Customer”) to terminate any written Contract with either Purchased Company with respect to the Convergent Business in effect as of the Closing Date (an “Existing Contract”) prior to the expiration of the term thereof in effect as of the Closing Date (the “Contract Term”). For the purposes of this Section 4.8(a), except as otherwise provided herein, “Non-Solicitation Period” shall mean the period beginning on the Closing Date and ending on the earliest of (i) the termination of the applicable Existing Contract by either party thereto; (ii) the expiration of the applicable Contract Term; or (iii) the third anniversary of the Closing Date.

(b)     For a period of one (1) year from and after the date hereof, Seller shall not, directly or indirectly, solicit or induce, or attempt to solicit or induce, any Person who, either on or within the six month period preceding the Closing Date, was an employee, representative or agent of the Purchased Companies to terminate his, her or its employment, representation or other association with the Purchased Companies. For a period of one (1) year from and after the date hereof, Seller shall not, directly or indirectly, hire or attempt to hire any Person who, either on or within the six month period preceding the Closing Date, was an employee of the Purchased Companies, unless the employment of such employee was terminated by a Purchased Company or the Purchaser. Notwithstanding the foregoing, a general solicitation of employment by or on behalf of Seller that is published in any public media (e.g., Internet website, newspaper, industry publication, etc.) or through the use of placement agencies, and which is not specifically directed to any employee or employees of the Purchased Companies, shall not constitute, or be deemed to constitute, a breach by Seller of its obligations under this Section 4.8(b).

(c)     For a period of two (2) years from and after the date hereof, neither Seller nor any subsidiary wholly-owned or Controlled by Seller and which has been organized or incorporated, as applicable, after the date hereof (“Seller Subsidiary”), shall engage in the Restricted Business anywhere in the United States; provided, however, nothing contained herein shall prevent (a) Seller’s Affiliates (other than a Seller Subsidiary) from engaging in the Restricted Business or (b) Seller or any Seller Subsidiary from engaging in the Restricted Business (1) within Seller or such Seller Subsidiary or with any Seller Affiliate solely for its own internal uses and purposes and not as a means to circumvent the spirit and intent of the restriction set forth in this Section 4.8(c), or (2) through subcontracting arrangements with Persons which are not Affiliates of Seller or its Affiliates. Notwithstanding the foregoing or anything in this Agreement to the contrary, neither Seller nor any Affiliate of Seller, including, without limitation, any Seller Subsidiary, shall be prohibited from, and the definition of “Restricted Business” shall not include: (i) manufacturing, marketing or selling Monitors, (ii) providing audio/video or video only solutions that include integration, installation, and product maintenance for audio/video or video only production facilities, (iii) manufacturing, marketing, selling or providing digital cinema projection systems or any services related thereto, (iv) any Seller activities related to the project known as “xMassif” or any other content distribution system utilized in the motion picture or music industry for the purposes of preproduction, production and distribution of film content, music videos, live events, television, cable and satellite television broadcasts or other means of capturing and distributing video images to Monitors (e.g., instant replays), or any other similar or related services (including, without limitation, media cloud services) provided by Seller or any Affiliate of Seller, (v) the integrated provisioning of installation, management, distribution and transmission services through an electronic communications system consisting of one or more media players and a content management server which displays a Person’s related content and which is displayed or viewed in a nonpublic place, (vi) the selling of services enabling the storage and distribution of Digital Signage Content using the internet, or (vii) engaging in any business or providing any services which Seller or any Affiliate of Seller (other than the Purchased Companies) was engaging in or providing on or prior to the Closing Date.

(d)     The Parties hereto agree and acknowledge that the duration, scope and geographic areas applicable to the restrictive covenant provisions described in this Section 4.8 are fair, reasonable and necessary and that adequate compensation has been received by Seller for such obligations. If, however, for any reason any court determines that the restrictions in this Section 4.8 are not reasonable or that consideration is inadequate, such restrictions shall be interpreted, modified or rewritten to include as much of the duration, scope and geographic area identified in this Section 4.8 as will render such restrictions valid and enforceable.

(e)     In the event of a breach of this Section 4.8, Purchaser shall be entitled to seek an injunction restraining such breach. Nothing herein contained shall be construed as prohibiting any Party from pursuing any other remedy available to it for such breach.

(f)     For the avoidance of doubt, the license granted under Section 6.1 of the Intellectual Property Assignment Agreement to Seller (as a Subsidiary of an Assignor, as those terms are defined in such agreement) shall not permit Seller to engage in any activities that are prohibited by Section 4.8(c).

4.9     Efforts to Cause Consummation of Transactions. From time to time, as and when requested by any Party hereto and at such Party’s expense, any other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other Party may reasonably deem necessary or desirable to evidence and effectuate the transactions set forth in this Agreement.

4.10     SEC Filings. Seller shall furnish, or cause to be furnished, such information as may be reasonably requested in writing by Purchaser in preparing financial statements for use in filing, if deemed necessary in the sole opinion of Purchaser, a Form 8-K following Closing (the “Form 8-K”) and Purchaser’s Annual Report on Form 10-K for the year ended December 31, 2013. Purchaser shall reimburse Seller for all out-of-pocket costs and expenses incurred by Seller in providing such information. It is understood that, if needed, the Form 8-K must be filed within seventy-five (75) days after Closing and Seller agrees to provide the requested information in a timely manner following any such written request from Purchaser in order to accommodate such filing deadline.

4.11     Officers and Directors Liability.

(a)     Effective as of the Closing, Purchaser, on behalf of itself and the Purchased Companies and each of their respective successors and assigns, releases and forever discharges each Person who is or was as of the Closing Date a present or former officer, director, or shareholder of any Purchased Company from any and all losses, claims, damages, liabilities, judgments, costs, expenses (including reasonable attorneys’ fees), fines and settlements in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission occurring on or prior to the Closing Date whether asserted or commenced prior to, on or after the Closing Date, other than actions or omissions constituting fraud, intentional misconduct or criminal activity (unless the individual reasonably believed that the individual had no reasonable cause to believe such act or omission was unlawful).

(b)     The provisions of this Section 4.11 are intended to be for the benefit of, and shall be enforceable by, each of the Persons described in this Section 4.11, his, her or its heirs and his, her or its personal representatives and shall be binding on all successors and permitted assigns of each Purchased Company and Purchaser. Purchaser shall cause the surviving or resulting entity of any merger, consolidation or similar transaction involving any Purchased Company to assume the obligations imposed by this Section 4.11.

4.12     Control of Litigation. Seller shall, at its sole cost and expense, have exclusive authority and responsibility to assume and control the defense and settlement of the litigation set forth on Schedule 2.15. Purchaser shall, and shall cause the Purchased Companies to, provide such assistance as is reasonably requested by Seller in connection with such litigation, including, without limitation, (a) in making available to Seller and Seller’s representatives all books, records and other documents and materials that are under the direct or indirect control of Purchaser or any of Purchaser’s representatives and which Seller considers necessary or desirable for the defense or settlement of such litigation, (b) in cooperating in all reasonable ways with, and in making its employees and advisors available to, Seller and Seller’s representatives and (c) in executing such documents as Seller shall reasonably request in connection with the defense and settlement of such litigation.

4.13     Excluded Inventory and Receivable. Purchaser acknowledges and agrees that, prior to the date hereof, the Company has transferred the Excluded Inventory and Receivable to Seller without any consideration, and such Excluded Inventory and Receivable has not been taken into account in determining Estimated Working Capital and shall not be taken into account in determining Final Working Capital.

4.14     FCC Termination. Immediately prior to the Closing, Seller shall cause to be filed with the Federal Communications Commission (“FCC”) letters relinquishing the FCC radio authorization licenses set forth on Schedule 4.14 (the “FCC License Terminations”). Purchaser acknowledges and agrees that it shall file, or cause CMS to file, its own applications to obtain new FCC licenses and Seller shall not be liable to Purchaser or the Purchased Companies for any Losses associated with the FCC License Terminations or Purchaser’s obtaining, delay in obtaining or failure to obtain any new FCC licenses.

4.15     NOC Subcontracts. As soon as is reasonably practical following the Closing, Seller and Purchaser shall work together in good faith to enter into a subcontractor arrangement with respect to the Contracts set forth on Schedule 4.15, whereby Seller will provide network operation center (“NOC”) services to Purchaser under such Contracts for the term of such Contracts.

4.16     Consents. Seller and Purchaser acknowledge and agree that the consents of the third parties under the Contracts set forth on Schedule 4.16 will not be obtained prior to Closing. As soon as is reasonably practical following the Closing, Seller and Purchaser shall work together in good faith to seek to obtain such consents; provided, however, Seller shall have no liability to Purchaser, the Purchased Companies or any Purchaser Indemnitee for any Losses as a result of the failure to obtain any such consents.

4.17     Intercompany Debt. Prior to Closing, Seller shall have caused all intercompany debt between any Purchased Company and Seller or any Affiliate of Seller (other than a Purchased Company) to be discharged or paid in full. Seller shall have caused all intercompany trade payables owing by a Purchased Company to Seller or by Seller to a Purchased Company to be discharged or paid in full.

Article 5.
SELLER’S CLOSING DELIVERABLES

At the Closing, Seller and the Purchased Companies, as applicable, shall execute and deliver (or cause to be delivered) to Purchaser the following in accordance with the applicable provisions of this Agreement:

5.1     Delivery of Purchased Shares. Certificates representing the Purchased Shares, together with accompanying stock powers or instruments of assignment, duly endorsed in blank for the transfer of the Purchased Shares to Purchaser.

5.2     Consents and Approvals. All approvals and consents of any Governmental Authority and other Persons identified on Schedule 5.2.

5.3     Delivery of Documents. All original corporate books and records relating to the Purchased Companies (including each Purchased Company’s minute books, stock books and stock registers) to the extent such books and records are not already located at the Purchased Companies’ offices, it being understood and agreed in each case that Seller may retain copies of any of the foregoing for its own use.

5.4     Resignations. Written resignations from each of the directors and officers of the Purchased Companies.

5.5     FIRPTA Certificate. A non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under Treasury Regulations issued pursuant to Code Section 1445, stating that Seller is not a “foreign person” as defined in Code Section 1445.

5.6     Secretary’s Certificates. A certificate of the Secretary of each Purchased Company certifying as to its respective certificate of incorporation and bylaws.

5.7     Good Standing. A certificate of good standing, dated as of a date within seven (7) days of the date hereof, from Seller’s and each Purchased Company’s jurisdictions of incorporation.

5.8     Indebtedness. Payoff letters in form and substance reasonably satisfactory to Purchaser, and any necessary UCC termination statements or other releases as may be required, to evidence the satisfaction of all third party Indebtedness for Money Borrowed of either Purchased Company.

5.9     Intellectual Property Assignment Agreement. The Intellectual Property Assignment Agreement in the form attached hereto as Exhibit A, duly executed by CMS, Sony Corporation of America and Sony Corporation.

5.10     Transition Services Agreement. The Transition Services Agreement in the form attached hereto as Exhibit B, duly executed by Seller.

5.11     Sony to Ballantyne NOC SOW. The Sony to Ballantyne NOC SOW, duly executed by Seller.

5.12     National Amusement Subcontracts. The National Amusement Subcontract Agreements, each duly executed by Seller.

5.13     Digital Signage Service Agreements. The Digital Signage Service Agreements, each duly executed by Seller or Seller’s Affiliate, as applicable.

5.14     Amendment. The Digital Cinema Amendment, duly executed by Seller.

Article 6.
PURCHASER’S CLOSING DELIVERABLES

At the Closing, Purchaser shall execute and deliver (or cause to be delivered) to Seller the following in accordance with the applicable provisions of this Agreement:

6.1     Payment of the Purchase Price. Payment of the Purchase Price in the manner described in Article 1 hereof;

6.2     Consents and Approvals. All of the approvals and consents of any Governmental Authority and other Persons identified on Schedule 6.2;

6.3     Transition Services Agreement. The Transition Services Agreement, duly executed by Purchaser.

6.4     Sony to Ballantyne NOC SOW. The Sony to Ballantyne NOC SOW, duly executed by Purchaser.

6.5     National Amusement Subcontracts. The National Amusement Subcontract Agreements, each duly executed by Purchaser.

6.6     Amendment. The Digital Cinema Amendment, duly executed by Strong Technical Services, Inc.

Article 7.
SURVIVAL OF REPRESENTATIONS AND
WARRANTIES AND INDEMNIFICATION

7.1     Expiration of Representations and Warranties. All of the representations and warranties of the Parties set forth in this Agreement shall terminate and expire on the one year anniversary of the Closing Date, and all liability with respect to such representations and warranties shall thereupon be extinguished; provided, that the representations and warranties set forth in Section 2.1 (Ownership of Purchased Shares), Section 2.4 (Capital Stock), Section 2.8 (Tax Matters) and Section 2.16 (Employee Benefits), shall continue in full force and effect until the expiration of the applicable statutes of limitations with respect to the matters addressed therein (the representations and warranties set forth in Section 2.1 (Ownership of Purchased Shares) and Section 2.4 (Capital Stock), are collectively referred to as the “Fundamental Representations”).

7.2     Indemnification.

(a)     By Purchaser. Subject to the provisions of Section 7.1 relating to the survival of representations and warranties, from and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller, its Affiliates, and their respective officers, directors, employees, shareholders, members, partners, agents, representatives, successors and assigns (collectively, “Seller Indemnitees”) from and against all Losses incurred by any of Seller Indemnitees arising out of or relating to: (i) any breach of any representation or warranty made by Purchaser in this Agreement, (ii) any breach of any covenant or agreement of Purchaser contained in this Agreement, or (iii) any Taxes imposed on or incurred by any Purchased Company with respect to any Post-Closing Taxable Period or Taxes imposed on or incurred by any Seller Indemnitee resulting from any transaction engaged in by the Purchased Companies not in the ordinary course of business occurring on or after the Closing Date after Purchaser’s purchase of the Purchased Shares.

(b)     By Seller. Subject to the provisions of Section 7.1 relating to the survival of representations and warranties, from and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser, its Affiliates, and their respective officers, directors, employees, shareholders, members, partners, agents, representatives, successors and assigns (collectively, “Purchaser Indemnitees”) from and against all Losses incurred by any of Purchaser Indemnitees arising out of or relating to: (i) any breach of any representation or warranty made by Seller in this Agreement, (ii) any breach of any covenant or agreement of Seller contained in this Agreement, or (iii) any Taxes imposed on or incurred by any Purchased Company with respect to any Pre-Closing Tax Period.

(c)     Certain Limitations on Rights of Indemnitees.

(i)     Seller shall not be required to indemnify Purchaser Indemnitees with respect to any claim for indemnification arising out of or relating to matters described in Section 7.2(b)(i) unless and until the aggregate amount of all such claims for such matters exceeds $160,000 (the “Deductible”), in which event Purchaser Indemnitees will be entitled to recover Losses arising out of or relating to such matters only to the extent in excess thereof. Seller’s maximum liability to Purchaser Indemnitees with respect to any claim for indemnification arising out of or relating to matters described in Section 7.2(b)(i) shall not exceed $1,600,000 in the aggregate (the “Cap”); provided, that the Deductible and the Cap shall not apply to (A) a claim for indemnification to the extent such claim is based upon a breach of the Fundamental Representations or a representation that is fraudulently made, or (B) any payment obligation under Section 1.3.

(ii)     Purchaser shall not be required to indemnify Seller Indemnitees with respect to any claim for indemnification arising out of or relating to matters described in Section 7.2(a)(i) unless and until the aggregate amount of all such claims for such matters exceeds the Deductible, in which event Seller Indemnitees will be entitled to recover Losses arising out of or relating to such matters only to the extent in excess thereof. Purchaser’s maximum liability to Seller Indemnitees with respect to any claim for indemnification arising out of or relating to matters described in Section 7.2(a)(i) shall not exceed the Cap.

(iii)     Notwithstanding anything in this Agreement to the contrary, Seller shall not be liable for or be required to indemnify, defend or hold harmless Purchaser Indemnities for or pay for (A) Taxes to the extent such Taxes are taken into account in the computation of Final Working Capital, (B) any Taxes that result from any actual or deemed election under Section 338 of the Code or any similar provisions of state, local or foreign Law as a result of the purchase of the Purchased Shares or that result from Purchaser, any Affiliates of Purchaser, or any of the Purchased Companies making an election or engaging in any activity or transaction that would cause the transactions set forth in this Agreement to be treated as a purchase or sale of assets of the Purchased Companies for federal, state or local Tax purposes, and (C) any Taxes imposed on the Purchased Companies or for which the Purchased Companies may otherwise be liable as a result of transactions occurring on the Closing Date after the Closing which are not in the ordinary course of business or that are properly allocable (based on, among other relevant factors, factors set forth in Treasury Regulation § 1.1502-76(b)(1)(ii)(B)) to the portion of the Closing Date after the Closing. Purchaser and Seller agree that, with respect to any transaction described in clause (C) of the preceding sentence, the Purchased Companies and all Persons related to the Purchased Companies under Section 267(b) of the Code immediately after the Closing shall treat the transaction for all federal income Tax purposes (in accordance with Treasury Regulation § 1.1502-76(b)(1)(ii)(B)), and (to the extent permitted) for other income Tax purposes, as occurring at the beginning of the day following the Closing Date.

(iv)     Notwithstanding anything contained in this Agreement to the contrary, no Party shall have any obligation to indemnify any Seller Indemnitee or Purchaser Indemnitee, as the case may be, with respect to any matter of which such Person had Knowledge prior to the Closing, including, without limitation, a failure of Seller or Purchaser, as the case may be, to satisfy any covenant or agreement contained in this Agreement or any breach of a representation or warranty, and to the extent that such Person has Knowledge of any such particular matter, such condition that is unsatisfied or the representation, warranty or covenant that is breached on the Closing Date will be deemed waived by such Person.

(v)     Notwithstanding anything contained in this Agreement to the contrary, no Party shall, in any event, be liable under this Agreement to any other Party for any consequential, incidental, indirect, special, exemplary or punitive damages of such other Party, including loss of future revenue, income or profits, diminution of value or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement except to the extent such damages are awarded to a Person who is not a Party or any Affiliate of a Party as damages against the Party seeking indemnification hereunder.

(vi)     The amount of any Losses sustained by any Purchaser Indemnitee shall be reduced by any amount received by such Person (or an Affiliate thereof) with respect thereto under any insurance coverage or from any other Person alleged to be responsible therefor, and by the amount of any Tax benefit actually realized with respect to the Loss. The Purchaser Indemnitee shall use commercially reasonable efforts to collect any amounts available under such insurance coverage and from such other Person alleged to have responsibility with respect to the Loss. If a Purchaser Indemnitee realizes a Tax benefit or receives an amount under insurance coverage or from such other Person with respect to Losses sustained at any time subsequent to any indemnification payment pursuant to this Article 7, then such Purchaser Indemnitee shall promptly reimburse the Seller for any payment made to the Purchaser Indemnitee by Seller up to such amount realized or received by the Purchaser Indemnitee. Notwithstanding the foregoing, the Purchaser Indemnitee shall have reasonable discretion concerning the realization of any Tax benefit and positions taken on any Tax Return with respect to any such Losses and nothing in this clause shall impose an obligation on the Purchaser Indemnitee to take any particular position on any Tax Return or to file any Tax Return in a manner which maximizes its Tax benefits if such position would materially adversely affect the Purchaser Indemnitee’s liability for Taxes with respect to any Post-Closing Tax Period.

(vii)     No Purchaser Indemnitee shall be entitled to recover any Losses which were taken into account in the computation of Final Working Capital.

(viii)     For purposes of determining Losses in connection with any indemnification claim under Section 7.2(b)(i) (but not for determining whether a representation or warranty has been breached), the representations and warranties of Seller shall not be deemed qualified by any references to materiality or Material Adverse Effect.

(ix)     The Parties expressly acknowledge that the limitations and exclusions set forth in this Article 7 have been the subject of active and complete negotiation between the Parties and represent the Parties’ agreement, taking into account each Party’s level of risk associated with the performance or nonperformance of obligations under this Agreement and the benefits to be derived by each Party pursuant to this Agreement.

(x)     Notwithstanding anything contained in this Agreement to the contrary, in the event of a breach of Section 2.27, Seller shall have the right in its sole discretion to cure any such breach either by, at Seller’s option, providing the Purchased Companies with the right to use the asset or property which caused such breach or providing reasonable compensation to the Purchased Companies to procure such asset or property itself. Upon such cure, Seller shall not be liable to Purchaser or any Purchaser Indemnitee for any Losses resulting from such breach.

7.3     Indemnification Procedure.

(a)     Notice of Claims. If either a Purchaser Indemnitee, on the one hand, or a Seller Indemnitee, on the other hand, (the “Indemnitee”) receives notice or otherwise obtains Knowledge of any matter or any threatened matter that may give rise to an indemnification claim under this Agreement, the Indemnitee shall promptly give written notice to the Party from whom indemnification is sought (the “Indemnitor”) of the nature (describing in reasonable detail the facts giving rise to such claim for indemnification) and, to the extent practicable, a good faith estimate of the amount (and method of computation of amount), of the claim (“Notice of Claim”). The failure to make timely delivery of the Notice of Claim by the Indemnitee to the Indemnitor shall not relieve the Indemnitor from any liability under this Article 7 with respect to matters described therein, except to the extent the Indemnitor is materially prejudiced by such failure.

(b)     Third-Party Claims.

(i)     If the claim or demand set forth in the Notice of Claim given pursuant to Section 7.3(a) is a claim or demand asserted by a third party other than a Tax Contest (a “Third Party Claim”), the Indemnitor shall have fifteen (15) Business Days after the receipt of the Notice of Claim to notify the Indemnitee in writing of its election to defend such Third Party Claim on behalf of such Indemnitee, with counsel selected by the Indemnitor and reasonably acceptable to the Indemnitee.

(ii)     If the Indemnitor elects to assume the defense of any such Third Party Claim, then:

(A)    the Indemnitee may, at its own expense, retain its own counsel to participate in the defense of such Third Party Claim; provided, however, that the Indemnitor shall pay the reasonable attorneys’ fees of the Indemnitee (x) if the employment of separate counsel shall have been authorized in writing by any such Indemnitor in connection with the defense of such Third Party Claim; or (y) if the named parties to the action or proceeding include both the Indemnitor and the Indemnitee, and there is a conflict of interest that would make it inappropriate under applicable standards of professional conduct to have one counsel defend both, provided that such Indemnitor shall only be obligated to pay for one counsel for all Indemnitees;

(B)     the Indemnitee shall, at its own expense, make available to the Indemnitor all books, records and other documents and materials that are under the direct or indirect control of the Indemnitee or any of the Indemnitee’s agents and that the Indemnitor considers necessary or desirable for the defense of such matter, and cooperate in all reasonable ways with, and make its employees and advisors available or otherwise render reasonable assistance to, the Indemnitor and its agents; and

(C)     the Indemnitor shall not, without the written consent of the Indemnitee, which shall not be unreasonably withheld or delayed, consent to a settlement or the entry of any judgment arising from any such Third Party Claim (x) which does not, to the extent that the Indemnitee may have any liability with respect to such Third Party Claim, include as an unconditional term thereof a written release of the Indemnitee from all liability in respect of such Third Party Claim, or (y) in any manner that involves injunctive relief against the Indemnitee.

(iii)     If the Indemnitor elects not to assume the defense of such Third Party Claim, then the Indemnitee may proceed diligently to defend such Third Party Claim with the assistance of counsel reasonably satisfactory to the Indemnitor; provided, that the Indemnitee shall not settle, adjust or compromise such matter, or admit any liability with respect to such matter, without the prior written consent of the Indemnitor, such consent not to be unreasonably withheld or delayed.

(c)     Direct Claims. Within thirty (30) days after the receipt of a Notice of Claim with respect to a claim or demand that does not involve a Third Party Claim and is not a Tax Contest (“Direct Claim”), the Indemnitor shall by written notice (the “Response Notice”) to the Indemnitee either (i) concede liability in whole as to the claimed amount, (ii) deny liability in whole as to such claimed amount, or (iii) concede liability in part and deny liability in part as to such claimed amount. If the Parties are not able to resolve any dispute over a claim of which notice is given under this Section 7.3(c) within thirty (30) days after the receipt of a Response Notice denying liability in whole or in part, such dispute shall be subject to Section 9.13.

7.4     Subrogation Rights. In the event that an Indemnitor shall be obligated to indemnify an Indemnitee pursuant to this Article 7, such Indemnitor shall, upon payment of such indemnity, be subrogated to all rights of the Indemnitee with respect to the Loss to which such indemnification relates; provided, however, that such Indemnitor shall only be subrogated to the extent of any amount paid by it pursuant to this Article 7 in connection with such Loss.

7.5     Indemnification Payments. Subject to the terms hereof, an Indemnitor shall pay to the Indemnitee (i) the full amount of any and all Losses under this Article 7, either (A) within twenty (20) Business Days after receipt of the Notice of Claim with respect to a Direct Claim or (B) if the Indemnitor contests its obligation to pay such Loss, within twenty (20) Business Days after such Loss shall have been finally determined to be payable by the Indemnitor (by adjudication, settlement or otherwise).

7.6     Limitation of Loss; Sole and Exclusive Remedy. Each of Purchaser and Seller acknowledges and agrees that, after the Closing, notwithstanding any other provision of this Agreement to the contrary, the sole and exclusive remedy of Purchaser and Seller with respect to claims for Losses or otherwise, including those set forth in this Article 7, in connection with, arising out of or relating to any breach by the other Party of the representations and warranties in this Agreement and for the failure by the other Party to perform and comply with any covenant or agreement in this Agreement and the transactions contemplated hereby (except in the case of fraud) shall be in accordance with, and limited solely to indemnification under, the provisions of this Article 7. Notwithstanding the foregoing nor anything else in this Agreement, nothing shall limit the right of a Party to specifically enforce the performance of this Agreement or to seek injunctive relief or any other remedy available to it in equity.

7.7     Tax Consequences of Indemnification Payments. All payments (if any) made to an Indemnitee pursuant to any indemnification obligations under this Article 7 will be treated as adjustments to the Purchase Price for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by Law.

7.8     Mitigation. Each Party shall take, and shall cause all Seller Indemnitees and Purchaser Indemnitees, as applicable, to take, all commercially reasonable steps (determined without regard to any indemnification rights of such Person hereunder) to mitigate all Losses that are indemnifiable or recoverable hereunder or in connection herewith. If such Seller Indemnitee or Purchaser Indemnitee, as applicable, mitigates its Loss after an Indemnitor has made payment under any indemnification provision of this Agreement in respect of such Loss, Seller or Purchaser, as applicable, shall immediately notify the other of such mitigation and shall pay to the applicable Indemnitor the extent of the value of the benefit to such Indemnitee of that mitigation within five (5) Business Days after such benefit is received.

7.9     Pass-Through Indemnification. Upon the written request of Purchaser, Seller shall use commercially reasonable efforts to pass through or otherwise cooperate in conveying to Purchaser any and all rights to indemnification that are then in effect which Seller may hold pursuant to the Seller’s acquisition of the Purchased Companies from Thomson, Inc. (“Thomson”) on January 27, 2010, but subject to obtaining any required consent from Thomson for the assignment of such rights.

Article 8.
DEFINITIONS

The following terms (in their singular and plural forms as appropriate) as used in this Agreement shall have the meanings set forth below unless the context requires otherwise:

“Accounting Arbitrator” means Grant Thornton, LLP, or if such firm is unable or unwilling to act in such capacity, the accounting firm selected by mutual agreement of Purchaser and Seller.

“Affiliate” of any Person shall mean any other Person who, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such Person.

“Agreement” shall mean this Stock Purchase Agreement, including the Exhibits and Schedules delivered pursuant hereto or referred to herein.

“Arbitration Notice” shall have the meaning ascribed to it in Section 9.13(f).

“Assigned Patents” shall have the meaning given to that term in the Intellectual Property Assignment Agreement.

“Authorized Representatives” shall mean (i) with respect to Seller, Alec Shapiro, President, Professional Solutions of America, or such person’s successor in office; and (ii) with respect to Purchaser, Gary L. Cavey, President and CEO of Purchaser, or such person’s successor in office.

“Authorized Representative Meeting” shall have the meaning ascribed to it in Section 9.13(c).

“Business Day” shall mean any day other than a Saturday or Sunday or a day on which banks are required or authorized to be closed in New York, New York.

“Canadian Company Cash” shall mean the Purchased Companies’ cash and cash equivalents on hand in its Canadian bank accounts as of 12:01 a.m. on the Closing Date, taking into account any checks issued by either Purchased Company which have not yet been cashed and any deposits that have been made by either Purchased Company which have not yet cleared.

“Cap” shall have the meaning ascribed to it in Section 7.2(c)(i).

“Claimant” shall have the meaning ascribed to it in Section 9.13(a).

“Closing” shall have the meaning ascribed to it in Section 1.4.

“Closing Date” shall mean the date on which the Closing occurs.

“CMS” shall have the meaning ascribed to it in the Recitals.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as codified at section 4980B of the Code and section 601 et seq. of ERISA, and the rules and regulations promulgated thereunder.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company” shall mean Convergent Corporation, a Georgia corporation.

“Company Employee” shall mean and include any current employee of a Purchased Company or any other person performing services for a Purchased Company, including for purposes of clarification any individual who becomes the employee of a Purchased Company by way of transfer from Seller or an Affiliate of Seller in connection with the transactions contemplated by this Agreement; (ii) solely with respect to Article 2, any former employee of a Purchased Company or any other person formerly performing services for a Purchased Company; and (iii) any beneficiary of anyone described in clauses (i) or (ii) above.

“Company Plan” shall mean any Employee Plan maintained, or contributed to, by any Purchased Company, or to which any Purchased Company is required to contribute, and with respect to which Purchaser or a Purchased Company could reasonably be expected to have any liability (other than those that arise pursuant to the Transition Services Agreement) from and after the Closing.

“Confidential Information” shall have the meaning ascribed to it in Section 4.3(a).

“Contract” shall mean and include any written or oral contract or agreement that is binding on any Person or its assets under applicable Law.

“Contract Term” shall have the meaning ascribed to it in Section 4.8(a).

“Control” shall mean the possession, directly or indirectly, of the power to cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Convergent Business” shall mean design, installation, operation and maintenance of enterprise media distribution networks (including managed services of project management, content creation and distribution, and operations and support) for out-of-home advertising and messaging, business television, corporate and governmental communication solutions and interactive distance learning as carried on by the Purchased Companies prior to the date of this Agreement.

“Customer” shall have the meaning ascribed to it in Section 4.8(a).

“Deductible” shall have the meaning ascribed to it in Section 7.2(c)(i).

“D&O Claim” shall have the meaning ascribed to it in Section 4.11.

“Digital Cinema Amendment” shall mean that certain amendment #1 to the Digital Cinema Subcontractor Services Agreement dated August 1, 2010 by and between Seller and Strong Technical Services, Inc.

“Digital Signage Content” shall mean the audio, video and/or still images information created by or on behalf of a customer of the entity engaging in the Restricted Business (“Restricted Business Customer”) that (i) consists of marketing, promotional or advertising messages with respect to such Restricted Business Customer or its products or services and (ii) is displayed and intended to be viewed by the public in a public place.

“Digital Signage Service Agreements” shall mean, collectively, those certain agreements to provide digital signage services to Sony of Canada Ltd. retail stores and Seller retail stores.

“Dispute” shall have the meaning ascribed to it in Section 9.13(a).

“DOL” shall mean the United States Department of Labor.

“Employee Patent and Confidential Information Agreement” shall have the meaning ascribed to it in Section 2.11(f).

“Employee Plan” shall mean any employee benefit plan, agreement, policy, trust fund, or contract covering any Company Employee including, without limitation, each “employee benefit plan” (as defined by section 3(3) of ERISA), 401(k), bonus, profit sharing, pension, compensation, deferred compensation, top hat, excess benefit, stock option, stock purchase, stock ownership or other equity-based, incentive, performance, fringe benefit, severance, change in control, post-retirement, scholarship, life insurance, medical, dental, hospitalization, disability, sick leave, vacation, holiday, service award, moving expense, individual employment or compensation, commission, payroll practice, retention, salary reduction, or other plan, agreement, policy, trust fund, or contract covering any Company Employee.

“Enforceability Exceptions” shall have the meaning ascribed to it in Section 2.2(a).

“Environmental Claim” shall mean any civil, criminal or administrative claim, suit, proceeding, citation, summons, or investigation that is reasonably likely to give rise to liability under or related to any Environmental Laws or Environmental Matters.

“Environmental Laws” shall mean and include all federal, state and local Laws relating to pollution, exposure to Hazardous Substances or the environment (including ambient air, surface water, ground water, land surface or subsurface strata). Without limiting the generality of the foregoing, “Environmental Laws” shall include the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. (“CERCLA”), the Resource Conservation and Recovery Act as amended, 42 U.S.C. 6901 et seq. (“RCRA”), and other Laws relating to Releases or threatened Releases of any Hazardous Substance, or otherwise relating to the generation, use, treatment, storage, disposal, transport or handling of any Hazardous Substances.

“Environmental Matter” shall mean and include any matter or circumstance related to (i) the Release or threatened Release of any Hazardous Substance into the environment; or (ii) the generation, use, treatment, storage, disposal, transport, recycling or other handling of any Hazardous Substance.

“Environmental Reports” shall have the meaning ascribed to it in Section 2.14(d).

“ERISA” shall mean Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” of any Person shall mean and include any trade or business, whether or not incorporated, that has employees who are or have been on any date within the six years preceding the Closing Date treated, pursuant to section 4001(a)(14) of ERISA or section 414 of the Code, as employees of a single employer that includes such Person.

“Estimated Working Capital” shall have the meaning ascribed to in in Section 1.3(a).

“Estimated Working Capital Excess” shall have the meaning ascribed to in in Section 1.3(a)(i).

“Estimated Working Capital Shortfall” shall have the meaning ascribed to in in Section 1.3(a)(iii).

“Excluded Inventory and Receivable” shall have the meaning ascribed to it in the definition of “Working Capital.”

“Existing Contract” shall have the meaning ascribed to it in Section 4.8(a).

“FCC” means the Federal Communications Commission.

“FCC License Terminations” shall have the meaning ascribed to it in Section 4.14.

“Final Working Capital” means the amount of Working Capital as of the Closing Date, as finally determined pursuant to Section 1.3.

“Financial Statements” shall have the meaning ascribed to it in Section 2.6.

“Fundamental Representations” shall have the meaning ascribed to it in Section 7.1.

“GAAP” shall mean generally accepted accounting principles of the United States, consistently applied.

“Governmental Authority” shall mean and include any federal, state, local, or foreign governmental agency, instrumentality, court or commission.

“Hazardous Substance” shall mean and include (i) any hazardous substance, hazardous material, or hazardous waste (as those terms are defined by any applicable Environmental Law); (ii) petroleum, petroleum products, or oil; or (iii) any substance regulated pursuant to any Environmental Law; provided, however, that Hazardous Substance shall not include any (A) naturally occurring substances that are present in the environment solely as a result of natural processes, (B) commercially available office cleaning supplies and materials, or (C) used, obsolete or scrap electronic products, parts or components, including by way of illustration and not limitation, televisions, computers, computer monitors, circuit boards, rechargeable batteries and the like.

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person shall mean and include (i) all obligations of such Person for borrowed money or in respect of loans and other third party financing parties; (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (iii) all obligations in respect of letters of credit, whether or not drawn, and bankers’ acceptances or similar credit transactions, whether or not then due, issued for the account of such Person; (iv) all capitalized lease obligations of such Person; (v) all obligations of such Person secured by a contractual Lien; (vi) all guarantees of such Person in connection with any of the foregoing; (vii) all accrued interest, prepayment premiums or penalties related to any of the foregoing; and (viii) all obligations of any other Person of the type referred to in clauses (i) through (vi) which are secured by any Lien on any property or asset of such Person.

“Indebtedness for Money Borrowed” shall mean and include (a) all Indebtedness in respect of money borrowed or evidenced by a promissory note, debenture, bond or other similar written obligation to pay money and (b) all obligations or liabilities owed by one or both of the Purchased Companies to Seller or any Affiliate of Seller (other than the Purchased Companies), except that Indebtedness for Money Borrowed shall not include any such obligations or liabilities that are included in the calculation of Working Capital.

“Indemnitee” shall have the meaning ascribed to it in Section 7.3(a).

“Indemnitor” shall have the meaning ascribed to it in Section 7.3(a).

“Intellectual Property” shall mean all (i) patents and patent applications, including all continuations, divisionals, continuations-in-part, provisionals, reissues, reexaminations, substitutions, and extensions thereof; (ii) trademarks, service marks, trade names and trade dress, together with the goodwill symbolized by any of the foregoing, and all applications, registrations, renewals and extensions thereof; (iii) copyrights (including without limitation, copyrights in computer software programs) and all registrations, applications, renewals, extensions and reversions thereof; (iv) internet domain names, and all registrations and applications therefor; (v) web sites and web content and related items (and all intellectual property and proprietary rights incorporated therein); (vi) internet protocol addresses and email addresses; (vii) confidential and proprietary information and other trade secrets, including confidential and proprietary information and other trade secrets in know-how, technologies, techniques, processes, discoveries, concepts, ideas, research and development, formulae, patterns, inventions, compilations, compositions, manufacturing and production processes, program, device, method, technical data, procedures, designs, recordings, graphs, drawings, reports, analyses, specifications, customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals; and (viii) copyrights in computer software, programs and databases in any form, including all versions, updates, corrections, enhancements, replacements, and modifications thereof and all documentation related thereto.

“Intellectual Property Agreements” shall mean all written agreements (including, without limitation, licenses, sublicenses, permissions or development agreements but excluding customer contracts) under which the Purchased Companies’ right to use any Purchased Companies’ IP is granted by a third party or pursuant to which the Purchased Companies license or otherwise allow the use of any of such Purchased Companies’ IP to any third party.

“Intellectual Property Assignment Agreement” shall mean that certain Intellectual Property Assignment Agreement by and between CMS, Sony Corporation of America and Sony Corporation, substantially in the form attached hereto as Exhibit A.

“Interim Financial Statements” shall have the meaning ascribed to it in Section 2.6.

“IRS” shall mean the Internal Revenue Service of the United States.

“Jointly Owned IP” means Intellectual Property, other than the Assigned Patents, that was transferred to Seller, the Purchased Companies and/or another Affiliate of Seller by virtue of the Employee Patent and Confidential Information Agreements.

“Knowledge,” with respect to any Person, shall mean the actual knowledge of such Person.

“Large Customers” shall have the meaning ascribed to it in Section 2.18.

“Large Suppliers” shall have the meaning ascribed to it in Section 2.18.

“Latest Balance Sheet” shall have the meaning ascribed to it in Section 2.6.

“Law” shall mean and include any code, law, Order, ordinance, regulation, rule, judgment, decree or statute of any Governmental Authority.

“Leased Personal Property” shall mean and include all Personal Property that a Person either uses or has the right to use but that is not owned by such Person.

“Leased Real Property” shall mean and include all Real Property that a Purchased Company either occupies or uses or has the right to occupy or use but that is not owned by such Purchased Company.

“License” shall mean and include any license, franchise, notice, permit, easement, right, certificate, authorization, or approval that is binding on any Person or its assets (other than licenses of Intellectual Property).

“Lien” shall mean and include any mortgage, deed of trust, deed to secure debt, lien, pledge, hypothecation, attachment, levy, or other security interest of any kind or nature whatsoever on, or with respect to, any property or property interest.

“Loss” shall mean and include any actual out-of-pocket loss, liability, obligation, assessment, damage, cost, or expense (including interest, penalties, fines, reasonable attorneys’ fees and expenses, and other reasonable costs of defense or investigation).

“Material Adverse Effect” shall mean any change, fact, condition, occurrence, event or effect (each, an “Effect” and collectively, “Effects”) that, individually or in the aggregate with other changes, facts, conditions, occurrences or events, has had or is reasonably likely to have had a material adverse effect upon the business, operations, assets, liabilities, condition (financial or otherwise), results of operations of the Purchased Companies taken as a whole; provided that, in no event shall any of the following, either alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been a Material Adverse Effect: (a) any Effect resulting from changes to the industry or markets in which the business of the Purchased Companies operate, (b) any Effect that results from the announcement or disclosure of the transactions set forth in this Agreement or the compliance with the terms and conditions of this Agreement, (c) any Effect that results from general economic, business, regulatory or political conditions or changes, or acts of war, military action, terrorism or other force majeure events, (d) any Effect that results from any change in accounting principles or requirements or changes in applicable Law, or the interpretation or enforcement thereof, (e) the taking of any action approved or consented to by Purchaser, or (f) any effect that results from any breach by Purchaser of this Agreement (provided that any such event described in clauses (a) or (c) does not affect the Purchased Companies in a substantially disproportionate manner).

“Material Contracts” shall have the meaning ascribed to it in Section 2.17(a).

“Monitors” shall have the meaning ascribed to it in the definition of “Restricted Business.”

“National Amusement Subcontract Agreements” shall mean the two letter agreements between Seller and Purchaser relating to the provision of subcontracting services by Purchaser to Seller under and pursuant to the following two Contracts: (i) Digital Signage Network Agreement between National Amusements, Inc. and Seller dated September 14, 2011 and (ii) Digital Signage Network Agreement between NAI Entertainment Holdings LLC and Seller dated September 14, 2011.

“NOC” shall have the meaning ascribed to it in Section 4.15.

“Non-Solicitation Period” shall have the meaning ascribed to it in Section 4.8(a).

“Notice of Claim” shall have the meaning ascribed to it in Section 7.3(a).

“Notice of Dispute” shall have the meaning ascribed to it in Section 9.13(a).

“Order” shall mean and include any decree, injunction, judgment, order, ruling, writ, quasi-judicial decision or award or administrative decision or award of any Governmental Authority to which any Person is a party or that is binding on any Person or its securities, assets or business.

“Owned Personal Property” shall mean and include all Personal Property owned by the Purchased Companies.

“Owned Real Property” shall mean and include all Real Property, together with the buildings and improvements located thereon, owned by the Purchased Companies in fee.

“Party” and “Parties” shall have the meanings ascribed to them in the Preamble.

“Permitted Liens” shall mean and include (i) Liens for current Taxes, assessments and other governmental levies, fees or charges imposed that (A) are not due and payable as of the Closing Date; or (B) are being contested in good faith by appropriate proceedings; (ii) Liens that do not affect the ownership, use or occupancy of any parcel of Real Property; (iii) Liens, if any, relating to Purchaser’s financing to which a Purchased Company’s assets are subject as of the Closing; (iv) Liens (including recorded easements and rights-of-way) affecting the Purchased Companies’ Real Property that are reflected on the public record in the jurisdiction where such Real Property is located; (v) Liens arising under zoning, building codes and other land use (including environmental and wetlands) Law regulating the use, development or occupancy of the Owned Real Property or the activities conducted thereon; (vi) municipal by-laws, and development, site plan, subdivision or other unexpired agreements with any Governmental Authority having jurisdiction over any Real Property; (vii) discrepancies or conflicts in boundary lines, shortages in area, vacancies, excesses, encroachments or any other facts as a current, accurate survey or physical inspection of the Real Property would disclose; (viii) Liens, mechanics liens and similar liens for labor, materials or supplies provided, in each case incurred in the ordinary course of business for amounts that (A) are not delinquent or (B) are being contested in good faith by appropriate proceedings; and (ix) Liens that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien.

“Person” shall mean and include any individual, partnership, association, corporation, joint venture, trust, limited liability company, unincorporated organization or any other entity (including a Governmental Authority).

“Personal Property” shall mean, collectively, all of the personal property and interests therein owned, leased, used or controlled by a Person including, without limitation, machinery, tools, equipment (including office equipment and supplies), furniture, furnishings, vehicles, and all other tangible personal property other than inventory (which is specifically excluded from Personal Property).

“Pre-Closing Tax Period” means a taxable period (or portion thereof) beginning before the Closing Date and ending on or prior to the Closing Date and the portion of any Straddle Period that begins on or before the Closing Date and ends on the Closing Date.

“Post-Closing Tax Period” means any taxable period that begins after the Closing Date and the portion of any Straddle Period that begins after the Closing Date and ends after the Closing Date.

“Proceeding” means any action, arbitration, litigation, or suit (whether civil, criminal, or administrative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Purchased Companies” shall mean the Company and CMS.

“Purchased Company” shall mean either the Company or CMS.

“Purchased Companies’ IP” shall mean the Intellectual Property that is used in or otherwise necessary for conducting the business of the Purchased Companies as of the date of this Agreement.

“Purchased Companies’ Owned IP” shall mean Purchased Companies’ IP that is owned by the Purchased Companies as of the date of this Agreement.

“Purchased Companies’ Registered IP” shall have the meaning ascribed to it in Section 2.11(a).

“Purchased Companies’ Software” shall have the meaning ascribed to it in Section 2.11(b).

“Purchased Shares” shall have the meaning ascribed to it in the Recitals.

“Purchase Price” shall have the meaning ascribed to it in Section 1.2.

“Purchaser” shall mean Ballantyne Strong, Inc., a Delaware corporation.

“Purchaser Indemnitees” shall have the meaning ascribed to it in Section 7.2(b).

“Real Property” shall mean all Owned Real Property and all Leased Real Property.

“Reference Balance Sheet Date” shall have the meaning ascribed to it in Section 2.6.

“Registered IP” shall mean all U.S., international and foreign (i) issued patents and pending patent applications; (ii) registered trade names, trademarks, service marks, logos, domain names and brand names; (iii) copyright registrations and applications therefor; and (iv) any other Intellectual Property that is the subject of an application filed with, or recorded by the applicable government entity at any time before the date of this Agreement.

“Related Person” shall mean and include, with regard to any natural Person, his lineal ancestors or lineal descendants, any Persons married to any of such individuals and any trustees or other fiduciaries acting for such Person’s benefit or for the benefit of any such individual.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the surface, sub-surface or soil of the Real Property (other than as may occur in de minimis quantities).

“Respondent” shall have the meaning ascribed to it in Section 9.13(a).

“Response Notice” shall have the meaning ascribed to it in Section 7.3(c).

“Restricted Business” shall mean the integrated provisioning of installation, management, distribution and transmission services through an electronic communications system consisting of one or more media players and a content management server which displays Digital Signage Content on high definition or standard definition dedicated monitors and equipment (e.g., LCD screens, projected images) with (i) an aggregate screen size less than or equal to 50 inches and (ii) resolution less than or equal to 1920 x 1080 pixels (collectively, “Monitors”), to greater than 100 distinct postal addresses. For purposes of this definition, the parties acknowledge and agree that (a) the Restricted Business shall specifically exclude resolutions commonly referred to in industry parlance as “Ultra High Definition,” “Ultra HD” or “4K” and (b) a stadium or other similar sports or music venue shall be considered one distinct postal address, regardless of how the United States Postal Service characterizes such stadium or venue and regardless of how many Monitors are included in such stadium or venue.

“SEC” shall mean the United States Securities and Exchange Commission.

“Seller” shall mean Sony Electronics Inc., a Delaware corporation.

“Seller Group” means a group of corporations filing consolidated Tax Returns, the common parent of which is the Seller or an Affiliate of the Seller.

“Seller Indemnitees” shall have the meaning ascribed to it in Section 7.2(a).

“Seller’s Knowledge” shall mean the Knowledge of any of the following individuals: Bryan Allen, Stephen Dix, Frank Turner, Trevor Davies , Kevin Fenton, Greg Bloodworth and Patrick Leon.

“Seller Subsidiary” shall have the meaning ascribed to it in Section 4.8(c).

“Sony to Ballantyne NOC SOW” shall mean that certain statement of work between Seller and Purchaser pursuant to which Purchaser will provide Seller with certain NOC services as set forth therein.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Tax Contest” shall have the meaning ascribed to it in Section 4.7(d).

“Tax Returns” means any return, report, information return, other statement, notice, form or declaration (including attachments, schedules, any related or supporting information and any amended return, report, statement, schedule, notice, form, declaration or supporting information) relating to any Tax filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority.

“Tax” means any federal, state, local or foreign income, net or gross receipts, payroll, employment, capital gains or corporation tax on capital gains, stamp, stamp duty reserve tax, premium, environmental, windfall profits, capital stock, franchise, profits, income withholding, social security, unemployment, real property, ad valorem/personal property, excise, occupational, sales, use, transfer, documentary, value added, alternative, minimum, estimated tax or other tax or like assessment, together with any interest, penalty or addition with respect thereto, in each case, whether or not disputed or assessed or payable under any tax sharing agreement or any other Contract, including any amount due in respect of Taxes by reason of Treasury Regulations Section 1.1502-6 or similar state, local or foreign Tax Laws, or as a transferee or successor, by agency or by contract, indemnity or otherwise.

“Third Party Claim” shall have the meaning ascribed to it in Section 7.3(b)(i).

“Thomson” shall have the meaning ascribed to it in Section 7.9.

“Transition Services Agreement” shall mean the Transition Services Agreement between Purchaser and Seller, in the form attached as Exhibit B.

“Unaudited Financial Statements” shall have the meaning ascribed to it in Section 2.6.

“WARN Act” shall mean the Federal Worker Adjustment and Retraining Notification Act.

“Working Capital” shall mean the line items as of the date hereof set forth on Schedule 1.3(a), determined in accordance with the Great Plains accounting system of the Purchased Companies (as such line items were determined using the methods, procedures and policies used in preparation of the Latest Balance Sheet), each as of 12:01 a.m. Eastern time on the date hereof; provided, however, in determining the amount of Working Capital, the items set forth on Schedule 1.3(b) shall be excluded from such determination (the “Excluded Inventory and Receivable”).

“Working Capital Dispute Notice” shall have the meaning ascribed to it in Section 1.3(c).

“Working Capital Statement” shall have the meaning ascribed to it in Section 1.3(b).

“Working Capital Target” shall have the meaning ascribed to it in Section 1.3(a)(i).

Article 9.
MISCELLANEOUS

9.1     Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered, if delivered in person, (b) one Business Day after mailing, if sent by nationally recognized overnight courier service or (c) upon receipt, if mailed by registered or certified mail (return receipt requested), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Purchaser:	Ballantyne Strong, Inc. 13710 FNB Parkway, Suite 400 Omaha, NE 68154 Attn: Gary L. Cavey, President and CEO

with copies to:	Ballantyne Strong, Inc. 13710 FNB Parkway, Suite 400 Omaha, NE 68154 Attn: David G. Anderson, VP and General Counsel

If to Seller:	Sony Electronics Inc. 16530 Via Esprillo San Diego, CA 92127 Attn: General Counsel, Law Dept.

with copies to:	Cozen O’Connor 1900 Market Street Philadelphia, PA 19103 Attn: Larry P. Laubach

9.2     Entire Agreement. This Agreement, the Schedules, the Exhibits and the Confidentiality Agreement constitute the entire agreement between the Parties relating to the subject matter hereof and thereof and supersede all prior oral and written understandings, all contemporaneous oral negotiations and discussions, and all other writings and agreements relating to the subject matter of this Agreement.

9.3     Modifications, Amendments and Waivers.

 (a)     At any time, the Parties hereto may by mutual written agreement (i) extend the time for the performance of any of the obligations or other acts of the Parties hereto; (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant hereto; or (iii) waive compliance with any of the covenants or agreements contained in this Agreement. This Agreement shall not be modified or amended except pursuant to an instrument in writing duly executed by each Party hereto.

(b)     The failure or delay of any Party at any time or times to require performance of any provision of this Agreement shall in no manner affect its right to enforce that provision. No single or partial waiver by any Party of any condition of this Agreement, or the breach of any term, agreement or covenant or the inaccuracy of any representation or warranty of this Agreement, whether by conduct or otherwise, in any one or more instances shall be construed or deemed to be a further or continuing waiver of any such condition, breach or inaccuracy or a waiver of any other condition, breach or inaccuracy.

9.4     Successors and Assigns. This Agreement shall not be assigned by either Party without the prior written consent of the other Party hereto. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the Parties hereto, and their respective permitted successors and assigns; and no assignment shall relieve any Party of such Party’s obligations hereunder. Any attempted assignment in violation of this Section 9.4 shall be null and void.

9.5     Table of Contents; Captions; References. The table of contents and the captions and other headings contained in this Agreement as to the contents of particular articles, sections, paragraphs or other subdivisions contained herein have been included for convenience of reference only and shall not, in any way, be construed as part of this Agreement or as limitations on the scope of the particular articles, sections, paragraphs or other subdivisions to which they refer and shall not affect the interpretation or meaning of this Agreement. All references in this Agreement to “Section,” “Subsection” or “Article” shall be deemed to be references to a Section, Subsection or Article of this Agreement.

9.6     Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive Laws of the State of Delaware, without regard to such state’s choice of Law rules.

9.7     Pronouns. All pronouns used herein shall be deemed to refer to the masculine, feminine or neuter gender as the context requires.

9.8     Expenses. Each of Seller and Purchaser shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions set forth in this Agreement.

9.9     No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, except as otherwise specifically provided in Article 7 or Section 4.11 hereof.

9.10     Severability. Should any one or more of the provisions of this Agreement be determined to be invalid, illegal or unenforceable, such invalid, illegal or unenforceable provisions shall be deemed severed herefrom, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby. To the extent such determination is reasonably likely to give rise to a Material Adverse Effect, the Parties shall endeavor in good faith to replace the invalid, illegal or unenforceable provisions with valid, mutually acceptable provisions, the economic effect of which comes as close as practicable to that of the invalid, illegal or unenforceable provisions.

9.11     Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or pdf transmission will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any Party hereto, any Party executing this Agreement by facsimile or pdf transmission shall promptly deliver a manually executed counterpart, provided that any failure to do so shall not affect the validity of the counterpart executed by facsimile or pdf transmission.

9.12     Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party hereto, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsperson. On the contrary, this Agreement has been reviewed, negotiated and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties hereto.

9.13     Dispute Resolution.

(a)     In the event of a controversy, claim or dispute arising out of or related to this Agreement or the transactions set forth in this Agreement (a “Dispute”), written notice (the “Notice of Dispute”) shall be issued by the Party claiming such Dispute (the “Claimant”) to the other Party (the “Respondent”) in accordance with the notice provisions of Section 9.1 hereof. Such Notice of Dispute shall state the nature of the Dispute, the claims the Claimant intends to bring and the type of relief sought, including sufficient details regarding the factual, contractual or other legal bases for the Claimant’s claims as reasonably required to enable the Respondent to thoroughly evaluate the claims and respond thereto.

(b)     Within twenty-one (21) days of the Respondent’s receipt of the Notice of Dispute, representatives of each Party shall meet at a mutually agreeable time, telephonically or at a mutually agreeable place, to attempt to resolve the Dispute.

(c)     If the representatives of each Party fail to resolve the Dispute pursuant to Section 9.13(b) within forty-five (45) days of the Respondent’s receipt of the Notice of Dispute, then no later than five (5) days after the expiration of such forty-five (45) day period, the Authorized Representatives of each Party shall meet at a mutually agreeable time, telephonically or at a mutually agreeable place, to attempt to resolve the Dispute (the “Authorized Representative Meeting”).

(d)     If the Authorized Representatives of each Party fail to resolve the Dispute within twenty-one (21) days of the commencement of the Authorized Representative Meeting held pursuant to Section 9.13(c), either Party may commence arbitration proceedings pursuant to Section 9.13(f).

(e)     All negotiations conducted pursuant to Sections 9.13(a), 9.13(b) and 9.13(c) shall be confidential and treated as inadmissible settlement discussions for purposes of the Federal Rules of Evidence and applicable state rules of evidence.

(f)     If the Authorized Representatives of the Parties are unable to resolve one or more Disputes pursuant to the procedures set forth in Section 9.13(d), either Party may initiate a final and binding arbitration proceeding for the resolution of such remaining Dispute(s) by delivering a notice to the other Party (an “Arbitration Notice”) describing the Dispute(s) to be arbitrated. All Disputes submitted to arbitration pursuant to this Section 9.13(f) shall be settled in an arbitration proceeding to be conducted in Park Ridge, New Jersey, in a proceeding administered by JAMS pursuant to the then-existing Comprehensive Arbitration Rules and Procedures; provided, however, that the Parties to any such arbitration shall have discovery rights to the fullest extent provided by the Federal Rules of Civil Procedure as then in effect. The arbitrator shall be a mutually acceptable attorney-at-law who shall be selected by the Parties from a list of arbitrators provided by the New York, New York office of JAMS. However, in the event that the Parties are unable to agree, within thirty (30) days after the date of an Arbitration Notice, upon an arbitrator, the New York office of JAMS shall appoint such an arbitrator.

(g)     Notwithstanding anything otherwise provided in this Section 9.13, either Party may immediately file a complaint or seek other provisional judicial relief where injunctive or other equitable relief is sought as provided in Section 9.14, provided that such action shall not be deemed a waiver of the right to arbitrate the merits of any Dispute.

9.14     Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in addition to any other remedies, each Party shall be entitled to enforce any of the covenants set forth in this Agreement by seeking a decree of specific performance (including specific performance of a Party’s obligation to proceed to, and complete, Closing hereunder) without the necessity of proving the inadequacy of money damages as a remedy. Each Party hereby waives any requirement for the securing or posting of any bond (other than a nominal bond) in connection with such remedy. Each Party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of any covenant set forth in this Agreement.

* * * * *

IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to execute this Stock Purchase Agreement as of the date first above written.

SELLER:

SONY ELECTRONICS INC.

By:	/s/ Andrew Tseng
Name:	Andrew Tseng
Title:	Vice President,
Corporate Business Development

PURCHASER:

BALLANTYNE STRONG, INC.

By:	/s/ Gary Cavey
Name:	Gary Cavey
Title:	President & CEO

List of Schedules and Similar Attachments Omitted from Stock Purchase Agreement

●Schedule 1.3(a) - Working Capital Components

●Schedule 1.3(b) – Excluded Inventory and Receivable

●Schedule 2.2(b) - Non-Contravention

●Schedule 2.2(c) - Seller’s Required Third Party Consents

●Schedule 2.8 - Tax Matters

●Schedule 2.9(a) - Owned Real Property

●Schedule 2.9(b) - Leased Real Property

●Schedule 2.10(a) - Owned Personal Property

●Schedule 2.10(b) - Leased Personal Property

●Schedule 2.11(a) - Purchased Companies’ Registered IP

●Schedule 2.11(b) - Purchased Companies’ Software

●Schedule 2.11(c) - Purchased Companies’ IP Agreements

●Schedule 2.11(g) – Certain Rights Granted under Assigned Patents

●Schedule 2.12 – Insurance

●Schedule 2.14(d) - Environmental Reports

●Schedule 2.15 - Litigation and Claims

●Schedule 2.16(a) - Employee Benefits

●Schedule 2.16(c) - ERISA

●Schedule 2.16(k) - Foreign Benefit Plans

●Schedule 2.17(a)(ii) - Contracts Relating to Personal Property

●Schedule 2.17(a)(iii) - Purchase Orders

●Schedule 2.17(a)(iv) – Sales

●Schedule 2.17(a)(v) - Employment; Other Affiliate Contracts

●Schedule 2.17(a)(vi) - Other Contracts

●Schedule 2.18(a) - Large Suppliers

●Schedule 2.18(b) - Large Customers

●Schedule 2.19 - Labor Matters

●Schedule 2.21(a) - Directors and Officers

●Schedule 2.21(b) - Bank Accounts

●Schedule 2.22 – Licenses

●Schedule 2.27 - Sufficiency of Assets

●Schedule 3.2(b) – Non-Contravention

●Schedule 3.2(c) – Purchaser’s Required Third Party Consents

●Schedule 4.8(a) - Non-Solicitation; Non-Compete

●Schedule 4.14 – FCC License Terminations

●Schedule 4.15 – NOC Subcontracts

●Schedule 4.16 - Consents

●Schedule 5.2 - Seller’s Consents and Approvals

●Schedule 6.2 – Purchaser’s Consents and Approvals

●Exhibit A - Intellectual Property Letter Agreement. The Intellectual Property Letter Agreement, dated October 1, 2013, by and among Convergent Media Systems Corporation, Sony Corporation and Sony Corporation of America.

●Exhibit B – Transition Services Agreement. The Transition Services Agreement, dated October 1, 2013, by and between Sony Electronics, Inc. and Ballantyne Strong, Inc.

Upon request, the registrant agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule or similar attachment to the Stock Purchase Agreement; provided, however, that the registrant may request confidential treatment of omitted items prior to any public disclosure.